UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Filed by the Registrant ☒   Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒   Preliminary Proxy Statement

☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☐   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material under §240.14a-12

PLURALSIGHT, INC.
(Name of Registrant as Specified In Its Charter)

N/A
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐   No fee required.

☒   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    (1) Title of each class of securities to which transaction applies: ~~Class A Common Stock of Pluralsight, Inc., par value $0.0001 per share (the "Class A common stock"), Class B Common Stock of Pluralsight, Inc., par value $0.0001 per share (the "Class B common stock"), Class C Common Stock of Pluralsight, Inc., par value $0.0001 per share (the "Class C common stock"), and Common Units of Pluralsight Holdings, LLC (the "Holdings units").~~

    (2) Aggregate number of securities to which transaction applies: ~~As of the close of business on December 28, 2020, 121,635,561 shares of Class A common stock were outstanding; 3,638,712 shares of Class A common stock were issuable upon the exercise of outstanding stock options; 9,532,751 shares of Class A common stock were underlying outstanding restricted stock units; 713,417 shares of Class A common stock were underlying outstanding performance restricted stock units (assuming, if applicable, the achievement of all applicable performance goals at 200% maximum levels); 25,081,790 Holdings units and corresponding shares of Class B common stock or Class C common stock were outstanding; 562,500 Holdings units were underlying outstanding restricted stock units of Pluralsight Holdings, LLC; and 482,942 unvested incentive Holdings units and corresponding shares of Class B common stock or Class C common stock were outstanding.~~

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): ~~The maximum aggregate value was determined based upon the sum of: (A) 121,635,561 shares of Class A common stock multiplied by $20.26 per share; (B) 12,008,579 shares of Class B common stock multiplied by $0.0001 per share; (C) 13,073,211 shares of Class C common stock multiplied by $0.0001 per share; (D) options to purchase 3,638,712 shares of Class A common stock multiplied by $5.56 per option (the difference between $20.26 and the weighted average exercise price of $14.70 per share); (E) 9,532,751 shares of Class A common stock underlying restricted stock units multiplied by $20.26 per share; (F) 713,417 shares of Class A common stock underlying performance restricted stock units multiplied by $20.26 per share; (G) 25,081,790 Holdings units multiplied by $20.26 per share; (H) 562,500 Holdings units underlying restricted stock units of Pluralsight Holdings, LLC multiplied by $20.26 per share; (I) 482,942 unvested incentive Holdings units multiplied by $20.26 per share; (J) 155,366 shares of Class B common stock corresponding to unvested incentive Holdings units multiplied by $0.0001 per share; and (K) 327,576 shares of Class C common stock corresponding to unvested incentive Holdings units multiplied by $0.0001 per share.~~

    (4) Proposed maximum aggregate value of transaction: ~~$3,221,495,345.05~~

    (5) Total fee paid: ~~$351,465.14~~

          ~~In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filed fee was determined by multiplying $3,221,495,345.05 by .0001091.~~

☒   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION, DATED JANUARY ~~7~~21, 2021

PLURALSIGHT, INC.
42 Future Way
Draper, UT 84020
[__], 2021

Dear Pluralsight Stockholder:

You are cordially invited to attend a special meeting (including any adjournments, postponements or other delays thereof, the "special meeting") of stockholders of Pluralsight, Inc. ("Pluralsight") to be held on [__], 2021, at [__], Mountain time. The special meeting will be held exclusively online via a live interactive webcast on the internet at [__]. You will be able to listen to the special meeting live, submit questions during the meeting and vote online. We elected to use a virtual meeting given the current public health implications of the COVID-19 pandemic and our desire to promote the health and welfare of our stockholders.

At the special meeting, you will be asked to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated December 11, 2020 (as it may be amended from time to time, the "merger agreement"), by and among Pluralsight, Lake Holdings, LP ("Parent I"), Lake Guarantor, LLC ("Parent II" and together with Parent I, the "Parent Entities"), Lake Merger Sub I, Inc. ("Merger Sub I"), Lake Merger Sub II, LLC ("Merger Sub II" and together with Merger Sub I, the "Merger Subs" and together with the Parent Entities and Merger Sub I, the "Buyer Parties") and Pluralsight Holdings, LLC ("Pluralsight Holdings" and together with Pluralsight, the "Pluralsight Parties"). Pursuant to the terms of the merger agreement, Merger Sub II will merge with and into Pluralsight Holdings (the "Holdings merger"), with Pluralsight Holdings continuing as the surviving entity in the Holdings merger, and Merger Sub I will merge with and into Pluralsight (the "Pluralsight merger" and together with the Holdings merger, the "mergers"), with Pluralsight continuing as the surviving corporation in the Pluralsight merger. The Buyer Parties are entities that are affiliated with Vista Equity Partners Management, LLC, a leading private equity firm focused on investments in software, data and technology-enabled companies.

If the mergers are completed, at the effective times of the mergers:

- each share of class A common stock of Pluralsight (the "Class A common stock") outstanding as of immediately prior to the effective time of the Pluralsight merger (except as otherwise provided in the merger agreement) will be cancelled and automatically converted into the right to receive cash in an amount equal to $20.26, without interest; and
- each common unit of Pluralsight Holdings (the "Holdings units") outstanding as of immediately prior to the effective time of the Holdings merger (except as otherwise provided in the merger agreement) will be cancelled and automatically converted into the right to receive cash in an amount equal to $20.26, without interest.

In addition, at the effective time of the Pluralsight merger, each share of class B common stock of Pluralsight (the "Class B common stock") and each share of Class C common stock of Pluralsight (the "Class C common stock" and, together with the Class A common stock and the Class B common stock, the "common stock"), which correspond on a one-for-one basis with the Holdings units, outstanding as of immediately prior to the effective time of the Pluralsight merger (except as otherwise provided in the merger agreement) will be cancelled and automatically converted into the right to receive cash in an amount equal to $0.0001, without interest, as provided in the amended and restated certificate of incorporation of Pluralsight.

On behalf of the Pluralsight Board, I thank you for your support and appreciate your consideration of these matters.

Sincerely,

_____

Aaron Skonnard
President and Chief Executive Officer

The accompanying proxy statement is dated [__], 2021 and, together with the enclosed form of proxy card, is first being mailed on or about [__], 2021.



PLURALSIGHT, INC.
42 Future Way
Draper, UT 84020

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [__], 2021

Notice is hereby given that a special meeting of stockholders (including any adjournments, postponements or other delays thereof, the "special meeting") of Pluralsight, Inc., a Delaware corporation ("Pluralsight") will be held via a live webcast on [__], 2021, at [__], Mountain time, for the following purposes:

1. To consider and vote on the proposal to adopt the Agreement and Plan of Merger, dated December 11, 2020, (the "merger agreement"), by and among Pluralsight, Lake Holdings, LP ("Parent I"), Lake Guarantor, LLC ("Parent II" and together with Parent I, the "Parent Entities"), Lake Merger Sub I, Inc. ("Merger Sub I"), Lake Merger Sub II, LLC ("Merger Sub II" and together with Merger Sub I, the "Merger Subs" and together with the Parent Entities and Merger Sub I, the "Buyer Parties") and Pluralsight Holdings, LLC ("Pluralsight Holdings" and together with Pluralsight, the "Pluralsight Parties"). Pursuant to the terms of the merger agreement, Merger Sub II will merge with and into Pluralsight Holdings (the "Holdings merger"), with Pluralsight Holdings continuing as the surviving entity in the Holdings merger, and Merger Sub I will merge with and into Pluralsight (the "Pluralsight merger" and together with the Holdings merger, the "mergers"), with Pluralsight continuing as the surviving corporation in the Pluralsight merger;

2. To consider and vote on any proposal to adjourn the special meeting to a later date or dates if necessary or appropriate to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting; and

3. To consider and vote on the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable by Pluralsight to its named executive officers in connection with the mergers.

The special meeting will be held by means of a live interactive webcast on the internet at [__]. You will be able to listen to the special meeting live, submit questions during the meeting and vote online. The special meeting will begin promptly at [__], Mountain time. Online check-in will begin at [   ], Mountain time. You will need the control number found on your proxy card or voting instruction form in order to vote at the special meeting.

Only stockholders of record as of the close of business on [__], 2021, are entitled to notice of the special meeting and to vote at the special meeting.

The Pluralsight Board of Directors (the "Pluralsight Board") unanimously recommends that you vote: (1) "FOR" the adoption of the merger agreement; (2) "FOR" the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting; and (3) "FOR" the advisory non-binding vote on merger-related compensation for Pluralsight's named executive officers.

Whether or not you plan to attend the special meeting, please sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope or grant your proxy electronically over the internet or by telephone (using the instructions provided in the enclosed proxy card). If you attend and vote at the special meeting, your vote will revoke any proxy that you have previously submitted. If you hold your shares in "street name," you should instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposals, including the proposal to adopt the merger agreement, without your instructions.

By Order of the Pluralsight Board,

_____

Aaron Skonnard
President and Chief Executive Officer

Dated: [__], 2021

TABLE OF CONTENTS

Annexes

Parties Involved in the Mergers

Pluralsight, Inc.

Pluralsight, together with its subsidiaries, is a leading cloud-based technology skills development platform committed to closing the global technology skills gap. Learners on our platform can acquire today's most valuable technology skills through high-quality learning experiences delivered by subject-matter experts. Real-time measurement and assessment of a learner's performance on our platform provides technology leaders with visibility into the capabilities of their teams and confidence their teams will deliver on critical objectives. Our platform empowers teams to keep up with the pace of technological change, puts the right people on the right projects, and boosts productivity.

Pluralsight is a holding company and has no material assets other than its ownership of the Holdings units.

For the years ended December 31, 2019, 2018, and 2017 and the nine months ended September 30, 2020, Pluralsight's consolidated revenue totaled $316.9 million, $232.0 million, $166.8 million and $286.9 million, respectively. Pluralsight's consolidated net loss for the years ended December 31, 2019, 2018, and 2017 and the nine months ended September 30, 2020, was $163.6 million, $146.8 million, $96.5 million and $121.0 million, respectively.

Pluralsight was incorporated in Delaware in December 2017.

Pluralsight Holdings, LLC

Pluralsight Holdings is a subsidiary of Pluralsight, and owns directly or indirectly all of the material operating and other assets indirectly owned by Pluralsight. As of ~~December~~January ~~28~~15, ~~2020~~2021, the unitholders (other than Pluralsight) held approximately ~~17.4~~17.2% of the outstanding Holdings units.

As the sole managing member and manager of Pluralsight Holdings, Pluralsight has the sole voting interest in Pluralsight Holdings and controls all of the business operations, affairs, and management of Pluralsight Holdings. Accordingly, Pluralsight consolidates the financial results of Pluralsight Holdings and reports the non-controlling interests of the unitholders' Holdings units on its consolidated financial statements.

Pluralsight Holdings was formed in Delaware in August 2014.

Lake Holdings, LP

Parent I was formed on December 7, 2020, solely for the purpose of engaging in the transactions contemplated by the merger agreement, and has not engaged in any business activities other than in connection with the transactions contemplated by the merger agreement and arranging of the equity financing and any debt financing in connection with the mergers.

Lake Guarantor, LLC

Parent II was formed on December 7, 2020, solely for the purpose of engaging in the transactions contemplated by the merger agreement, and has not engaged in any business activities other than in connection with the transactions contemplated by the merger agreement and arranging of the equity financing and any debt financing in connection with the mergers.

Lake Merger Sub I, Inc.

Merger Sub I is a wholly owned direct subsidiary of Parent I and was formed on December 7, 2020, solely for the purpose of engaging in the transactions contemplated by the merger agreement, and has not engaged in adoption of the merger agreement and who properly demand appraisal of their shares and who do not withdraw their demands or otherwise lose their rights to seek appraisal will be entitled to seek appraisal of their shares in connection with the Pluralsight merger under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"). This means that stockholders may be entitled to have their shares of common stock appraised by the Delaware Court of Chancery, and to receive payment in cash of the "fair value" of their shares of common stock, exclusive of any elements of value arising from the accomplishment or expectation of the mergers, together with interest to be paid on the amount determined to be the fair value, if any, as determined by the court, as described further below. Due to the complexity of the appraisal process, stockholders who wish to seek appraisal of their shares are encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights.

Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined pursuant to Section 262 of the DGCL could be more than, the same as or less than the value of the consideration that they would receive pursuant to the merger agreement if they did not seek appraisal of their shares of common stock.

To exercise appraisal rights, stockholders must: (1) submit a written demand for appraisal to Pluralsight before the vote is taken on the proposal to adopt the merger agreement; (2) not submit a proxy or otherwise vote in favor of the proposal to adopt the merger agreement; (3) continue to hold shares of common stock of record through the effective time of the Pluralsight merger; and (4) strictly comply with all other procedures for exercising appraisal rights under the DGCL. Failure to follow exactly the procedures specified under the DGCL may result in the loss of appraisal rights. In addition, the Delaware Court of Chancery will dismiss appraisal proceedings in respect of Pluralsight unless certain stock ownership conditions are satisfied by the stockholders seeking appraisal. The DGCL requirements for exercising appraisal rights are described in further detail in this proxy statement, which is qualified in its entirety by Section 262 of the DGCL, the relevant section of the DGCL regarding appraisal rights. A copy of Section 262 of the DGCL is reproduced in Annex C to this proxy statement. If you hold your shares of common stock through a bank, broker or other nominee and you wish to exercise appraisal rights, you should consult with your bank, broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal on your behalf by your bank, broker or other nominee. For more information, please see the section of this proxy statement captioned "The Mergers—Appraisal Rights."

Regulatory Approvals Required for the Mergers

Under the merger agreement, the mergers cannot be completed until the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has expired or been terminated. For more information, please see the section of this proxy captioned "The Mergers—Regulatory Approvals Required for the Mergers."

On December 21, 2020, the filings required to be made under the HSR Act were made.

Completion of the mergers is further subject to the receipt of other required regulatory approvals or clearances under the competition laws of Austria and Germany, and under the foreign investment laws of Australia and New Zealand, unless a relevant exemption applies.

The requisite approval and clearance under the competition laws of Germany and Austria were obtained on January 14, 2021 and January 20, 2021, respectively. The requisite clearance under the foreign investment laws of New Zealand was obtained on January 20, 2021.

Closing Conditions

The obligations of the Pluralsight Parties and the Buyer Parties, as applicable, to consummate the mergers are subject to the satisfaction or waiver of certain conditions, including (among other conditions), the following:

- the absence of any law or order restraining, enjoining or otherwise prohibiting the mergers;

Pluralsight Board, and certain stockholder entities affiliated with Messrs. Skonnard and Onion entered into a voting and support agreement with Pluralsight and the Parent Entities (the "voting agreements"). The voting agreements provide that the stockholders party to the voting agreements (the "voting agreement stockholders") will vote their shares of common stock (i) in favor of the adoption of the merger agreement and the approval of the mergers and other transactions contemplated by the merger agreement, (ii) in favor of any proposal recommended by the Pluralsight Board (or a committee thereof) that is intended to facilitate the consummation of the transactions contemplated by the merger agreement, (iii) in favor of any non-binding advisory vote on "golden parachute" executive compensation arrangements and/or (iv) except as described below, against any Acquisition Proposal or any other action or agreement which would reasonably be expected to result in any of the conditions to the Pluralsight Parties' obligations to consummate the mergers not being fulfilled. In addition, if Pluralsight terminates the merger agreement to enter into an Alternative Acquisition Agreement pursuant to and in accordance with the "fiduciary out" provisions of the merger agreement (or terminates such Alternative Acquisition Agreement to enter into an Alternative Acquisition Agreement, in one or more iterations) that has been approved and recommended by the Pluralsight Board, the voting agreements also provide that the voting agreement stockholders will vote in favor of the Acquisition Transaction to be effected pursuant to such Alternative Acquisition Agreement then in effect. The voting agreements also contain restrictions on transfer of shares of common stock, Holdings units and other equity interests of the Pluralsight Parties held by the voting agreement stockholders, subject to certain exceptions. The voting agreement stockholders have also waived appraisal rights in connection with the mergers, and have agreed not to raise certain legal challenges to the mergers.

As of the record date, the voting agreement stockholders held, in the aggregate, shares of common stock representing approximately [   ]% of the voting power of the total outstanding shares of common stock. For more information, please see the section of this proxy statement captioned "The Mergers—The Voting and Support Agreements."

Amendment to the Tax Receivable Agreement

Concurrent with the initial public offering of shares of its common stock and related reorganization transactions undertaken in connection with the initial public offering, Pluralsight entered into a tax receivable agreement (the "TRA") with certain members of Pluralsight Holdings who retained Holdings units after the initial public offering. The TRA provided for payment to such members and their assignees (the "TRA beneficiaries") of approximately 85% of the amount of the calculated tax savings, if any, Pluralsight will realize due to future exchanges of Holdings units (together with the corresponding shares of Class B or Class C common stock, as applicable) for Class A common stock, and the acceleration of such payments in connection with a change of control of Pluralsight.

On December 11, 2020, in connection with the execution of the merger agreement, Pluralsight and Pluralsight Holdings entered into an amendment to the TRA (the "TRA amendment") with the representative of the TRA beneficiaries (the "TRA Representative") and certain other TRA beneficiaries, in accordance with the terms of the TRA. The TRA amendment establishes that the parties to the TRA (other than Pluralsight and Pluralsight Holdings) will be entitled to receive an aggregate amount of $127 million in connection with the closing of the mergers in full satisfaction of the payment obligations to the TRA beneficiaries under the TRA. This represents a reduction of approximately $290 million, which is an approximately 70% reduction of the estimated aggregate amount of approximately $417 million that would have otherwise been payable to the TRA beneficiaries under the TRA in respect of a change of control of Pluralsight at the implied price per share of Class A common stock offered by Vista (such implied price equating to $18.46 per share of Class A common stock if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA), absent the TRA amendment. In addition, if Pluralsight terminates the merger agreement to enter into an Alternative Acquisition Agreement pursuant to and in accordance with the "fiduciary out" provisions of the merger agreement (or terminates such Alternative Acquisition Agreement to enter into another Alternative Acquisition Agreement, in one or more iterations), the agreements in the TRA amendment also apply in connection with the Acquisition Transaction to be effected pursuant to such Alternative Acquisition Agreement then in effect. Ryan Hinkle, a director of Pluralsight, is a Managing Director of Insight Venture Management, LLC, an affiliate of the TRA Representative. Under the TRA amendment, Pluralsight agreed to indemnify the TRA Representative for losses in connection with its approval of the TRA amendment. For more information, please see the section of this proxy statement captioned "The Mergers—Amendment to the Tax Receivable Agreement."

The Special Meeting

Date, Time and Place

A special meeting of stockholders to consider and vote on the proposal to adopt the merger agreement will be held on [_____], 2021, at [_____], Mountain time (including any adjournments, postponements or other delays thereof, the "special meeting"). The special meeting will be held exclusively online via a live interactive webcast on the internet at [_____]. We elected to use a virtual meeting given the current public health implications of the COVID-19 pandemic and our desire to promote the health and welfare of our stockholders. You will need the control number found on your proxy card or voting instruction form in order to vote at the special meeting.

Record date; Shares Entitled to Vote

You are entitled to vote at the special meeting if you owned shares of common stock at the close of business on [_____], 2021 (the "record date"). At the special meeting, each stockholder will have one vote for each share of Class A common stock and Class B common stock that it owns as of the close of business on the record date, and ten votes for each share of Class C common stock that it owns as of the close of business on the record date.

As of the record date, there were [_____] shares of Class A common stock outstanding and entitled to vote at the special meeting, [_____] shares of Class B Stock outstanding and entitled to vote at the special meeting and [_____] shares of Class C Stock outstanding and entitled to vote at the special meeting. As of the record date, (1) there were [_____]all shares of Class AB common stock outstanding and entitledClass to vote at the special meeting notC common stock were held of record by the Pluralsight excluded parties and (2) all. As of the record date, there were [_____] shares of Class BA common stock outstanding and Class C common stock entitled to vote at the special meeting that were not held of record by the Pluralsight excluded parties.

Quorum

As of the record date, there were [_____] shares of Class A common stock outstanding and entitled to vote at the special meeting, [_____] shares of Class B Stock outstanding and entitled to vote at the special meeting and [_____] shares of Class C Stock outstanding and entitled to vote at the special meeting. The holders of a majority of the voting power of Pluralsight's capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at the special meeting.

Requisite Stockholder Approvals

The consummation of the mergers is subject to (among other conditions) the adoption of the merger agreement by the affirmative vote of each of (1) the holders of a majority of the voting power of the outstanding shares of common stock (voting together as a single class) as of the record date and (2) the holders of a majority of the voting power of the outstanding shares of common stock (voting together as a single class) as of the record date not held by the Pluralsight excluded parties (the "requisite stockholder approvals").

Approval of the proposal to adjourn the special meeting, whether or not a quorum is present, requires the affirmative vote of a majority of the voting power of the shares present at the special meeting or represented by proxy at the special meeting and entitled to vote on the proposal.

Approval of the advisory non-binding vote on merger-related compensation for named executive officers requires the affirmative vote of a majority of the voting power of the shares present at the special meeting or represented by proxy at the special meeting and entitled to vote on the proposal.

As of the record date, our directors and executive officers beneficially owned and were entitled to vote, in the aggregate, shares of common stock representing [_____] votes, representing approximately [____]% of the voting power of the total shares of common stock outstanding as of the record date. The voting agreement stockholders, as required under the voting agreements, will vote their shares of common stock in favor of the proposal to adopt the merger agreement. For more information, please see the section of this proxy statement captioned "The Mergers—The Voting and Support Agreements."

Our directors and executive officers have informed us that they currently intend to vote all of their respective shares of common stock: (1) "**FOR**" the adoption of the merger agreement; (2) "**FOR**" the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting; and (3) "**FOR**" the advisory non-binding vote on merger-related compensation for Pluralsight's named executive officers.

Recommendation of the Pluralsight Board

In connection with its consideration of the matters described in this proxy statement, the Pluralsight Board established the Transaction Committee of the Pluralsight Board (the "Transaction Committee"), and resolved that Pluralsight will not effectuate any potential business combination or other similar strategic transaction involving Pluralsight, including the mergers, if such combination or transaction has not first been approved or recommended by the Transaction Committee. For more information on the actions and determinations of the Pluralsight Board and the Transaction Committee in connection with their consideration of the merger agreement and the mergers, please see the section of this proxy statement captioned "The Mergers—Background of the Mergers."

After considering various factors described in this proxy statement under the caption, "The Mergers— Recommendation of the Transaction Committee and the Pluralsight Board and Reasons for the Mergers," the Transaction Committee and the Pluralsight Board have each unanimously: (1) determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Pluralsight and its stockholders; and (2) adopted and approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement. The Transaction Committee also recommended that the Pluralsight Board adopt and approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement.

The Pluralsight Board also unanimously recommends that Pluralsight stockholders vote: (1) "**FOR**" the adoption of the merger agreement; (2) "**FOR**" the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting; and (3) "**FOR**" the advisory non-binding vote on merger-related compensation for Pluralsight's named executive officers.

Prior to the adoption of the merger agreement by stockholders, under certain circumstances, the Pluralsight Board may withdraw or change the foregoing recommendation if it determines in good faith (after consultation with its financial advisor and its outside legal counsel) that failure to do so would be inconsistent with the outstanding as of immediately prior to the effective time of the Pluralsight merger (other than the Excluded Shares) will be cancelled and automatically converted into the right to receive cash in an amount equal to $0.0001, without interest, as provided in the Pluralsight Charter.

Q: **What are the Holdings units?**

A: In May 2018, Pluralsight completed its initial public offering and used the net proceeds to purchase newly issued Holdings units from Pluralsight Holdings, and shares of Class B common stock or Class C common stock were issued on a one-for-one basis to the unitholders who retained Holdings units prior to the initial public offering. As of ~~December~~January ~~28~~15, ~~2020~~2021, Pluralsight held approximately ~~82.4~~82.8% of the outstanding Holdings units and the members of Pluralsight Holdings who retained Holdings units prior to the initial public offering held approximately ~~17.4~~17.2% of the outstanding Holdings units. Under the Pluralsight Charter and the limited liability company agreement of Pluralsight Holdings (the "Holdings LLC agreement"), Holdings units represent economic interests in Pluralsight Holdings, with limited voting rights, and shares of Class B common stock and Class C common stock have voting rights but no economic rights.

Under the Pluralsight Charter and the Holdings LLC agreement, Pluralsight must at all times maintain a ratio of one Holdings unit owned, directly or indirectly, by Pluralsight for each share of Class A common stock issued, and Pluralsight Holdings must at all times maintain a one-to-one ratio between the number of shares of Class B common stock or Class C common stock owned by the unitholders and the number of Holdings units owned by the unitholders.

Pursuant to the Holdings LLC agreement, unitholders have a right to exchange their Holdings units, together with the corresponding shares of Class B common stock or Class C common stock, as applicable, for cash or shares of Class A common stock, on a one-for-one basis (subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions), or, at Pluralsight's option, have such Holdings unit redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by Pluralsight.

Under the Pluralsight Charter, unless consented to in writing by the holders of a majority of the voting power of Class B common stock and Class C common stock, Pluralsight may not consummate a merger or similar transaction unless in connection with the transaction, each Holdings unit is entitled to be exchanged for or converted into the same kind and amount of consideration into which or for which each share of Class A common stock is exchanged or converted, to maintain a one-to-one ratio between the consideration with respect to each Holdings unit and each share of Class A common stock.

Q: **What will the holders of Pluralsight options and Pluralsight and Pluralsight Holdings equity awards receive in the mergers?**

A: At the closing of the mergers, each equity award that is outstanding and vested as of immediately before the closing date of the mergers will be cancelled and converted into cash consideration equal to $20.26 multiplied by the number of vested shares or units subject to the equity award (less the applicable per share exercise price of those vested shares, with respect to any options), subject to any required tax withholdings, payable shortly after the closing of the mergers.

At the closing of the mergers, each equity award that is outstanding and unvested as of immediately before the closing date of the mergers will be cancelled and converted into cash consideration equal to the cash replacement amount, which is $20.26, multiplied by the number of unvested shares or units subject to the equity award (less the applicable per share exercise price of those unvested shares, with respect to any options), subject to any required tax withholdings, which consideration will be subject to generally the same terms as the corresponding, cancelled equity award, including vesting conditions. With respect to performance-based restricted stock units, the number of unvested shares of our common stock for purposes of determining the cash replacement amount will be based on actual performance of the performance objectives if the applicable performance period specified in the underlying award agreement had been completed as of the closing of the mergers and the determination of the achievement of the applicable performance objectives had not yet been made as of the closing of the mergers, and the applicable cash replacement amount will be paid within 30 days following the end of the original performance period, subject to the holder's continued service with the Parent Entities and their affiliates through the end of such original performance period.

Any options with a per share exercise price equal to or above $20.26 will be cancelled at the effective time of the Pluralsight merger for no payment or consideration. Equity incentive plans of Pluralsight and Pluralsight Holdings will terminate as of the effective times of the mergers.

Q: **What will happen to the ESPP?**

A: The merger agreement generally provides that no new offering periods or purchase periods will begin under the ESPP after December 11, 2020, and no individual will be allowed to begin participating in the ESPP after December 11, 2020. After December 11, 2020, each ESPP participant will not be allowed to increase his or her payroll contribution rate from the rate in effect as of December 11, 2020, or make separate non-payroll contributions to the ESPP, except as required by applicable law. Any offering period that would otherwise be outstanding at the effective times of the mergers will end no later than five days before the effective times of the mergers. All outstanding purchase rights under the ESPP will be exercised no later than one business day before the effective times of the mergers (with such purchase rights subject to any pro rata adjustments that may be necessary if the current purchase period in progress must be shortened), and the ESPP will terminate as of the effective times of the mergers. Each share of common stock purchased under the ESPP that remains outstanding as of immediately before the effective times of the mergers will be cancelled at the effective times of the mergers and converted into the right to receive $20.26, without interest thereon. In addition, the ESPP equivalent program in which Mr. Skonnard and Mr. Budge participate in lieu of their respective participation in the ESPP will be terminated no later than the effective times of the mergers.

Q: **What am I being asked to vote on at the special meeting?**

A: Stockholders are being asked to vote on the following proposals:

- to adopt the merger agreement pursuant to which (1) Merger Sub II will merge with and into Pluralsight Holdings, with Pluralsight Holdings continuing as the surviving entity in the Holdings merger and (2) Merger Sub I will merge with and into Pluralsight, with Pluralsight continuing as the surviving corporation in the Pluralsight merger;

- to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting; and

- to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable by Pluralsight to its named executive officers in connection with the mergers.

Q: **When and where is the special meeting?**

A: The special meeting will take place on [_____], 2021, at [_____], Mountain time. The special meeting will be held exclusively online via a live interactive webcast on the internet at [_____]. Stockholders will be able to listen to the special meeting live, submit questions during the meeting and vote online. Stockholders will need the control number found on their proxy card or voting instruction form in order to vote at the special meeting. We elected to use a virtual meeting given the current public health implications of the COVID-19 pandemic and our desire to promote the health and welfare of our stockholders.

Stockholders are strongly encouraged to vote their shares of common stock by proxy, even if they plan to attend the special meeting. Stockholders that are record holders or obtain a "legal proxy" to vote beneficially owned shares may still vote at the special meeting even if they have previously voted by proxy. Any stockholder that is present at and votes at the special meeting will not have its previous vote by proxy counted.

If your shares are held in "street name" through a bank, broker or other nominee, you may vote through your bank, broker or other nominee by completing and returning the voting form provided by your bank, broker or other nominee, or, if such a service is provided by your bank, broker or other nominee, electronically over the internet or by telephone. To vote over the internet or by telephone through your bank, broker or other nominee, you should follow the instructions on the voting form provided by your bank, broker or other nominee.

Q: **May I attend the special meeting and vote at the special meeting?**

A: Yes. All stockholders as of the record date may attend the special meeting via a live interactive webcast on the internet at [   ]. Stockholders will be able to listen to the special meeting live, submit questions during the meeting and vote online. The special meeting will begin at [   ], Mountain time. Please access the virtual special meeting prior to the start time. Online check-in will begin at [   ], Mountain time. Stockholders will need the control number found on their proxy card or voting instruction form in order to vote at the special meeting.

Even if you plan to attend the special meeting, to ensure that your shares will be represented at the special meeting we encourage stockholders to sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope or grant your proxy electronically over the internet or by telephone (using the instructions provided in the enclosed proxy card). If stockholders attend the special meeting and vote at the special meeting, the vote at the special meeting will revoke any proxy previously submitted.

Any stockholder that holds shares in "street name" should instruct its bank, broker or other nominee how to vote its shares in accordance with the voting instruction form that will be received from its bank, broker or other nominee. Stockholders' broker or other agent cannot vote on any of the proposals, including the proposal to adopt the merger agreement, without stockholders' instructions. Any stockholder that holds shares in "street name" may not vote its shares at the special meeting unless it obtains a "legal proxy" from its bank, broker or other nominee.

Q: **What is a proxy?**

A: A proxy is your legal designation of another person to vote your shares of common stock. The written document describing the matters to be considered and voted on at the special meeting is called a "proxy statement." The document used to designate a proxy to vote your shares of common stock is called a "proxy card." Matthew Forkner and Mark McReynolds, with full power of substitution and re-substitution, are the proxy holders for the special meeting.

Q: **May I change my vote after I have mailed my signed and dated proxy card?**

A: Yes. Stockholders of record may change their vote or revoke their proxy at any time before it is voted at the special meeting by:

- signing another proxy card with a later date and returning it to us prior to the special meeting;

- submitting a new proxy electronically over the internet or by telephone after the date of the earlier submitted proxy;

- delivering a written notice of revocation to the Corporate Secretary of Pluralsight; or

22

The necessary filings under the HSR Act were made on December 21, 2020. The relevant filings in Austria and Germany were made on December 22, 2020, and those in Australia and New Zealand were made on December 24, 2020. The requisite approval and clearance under the competition laws of Germany and Austria were obtained on January 14, 2021 and January 20, 2021, respectively. The requisite clearance under the foreign investment laws of New Zealand was obtained on January 20, 2021.

Q: **Am I entitled to appraisal rights under the DGCL?**

A: If the Pluralsight merger is completed, holders of shares of common stock who: (1) submit a written demand for appraisal of their shares prior to the vote on the adoption of the merger agreement, (2) do not vote in favor of the adoption of the merger agreement; (3) continuously are the record holders of such shares through the effective time of the Pluralsight merger; and (4) otherwise comply with the procedures set forth in Section 262 may be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of the shares of common stock, exclusive of any element of value arising from the accomplishment or expectation of the Pluralsight merger, together with interest on the amount determined by the Delaware Court of Chancery to be fair value from the effective date of the Pluralsight merger through the date of payment of the judgment. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the effective time of the Pluralsight merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period (except that, if at any time before the entry of judgment in the proceeding, the Surviving Corporation makes a voluntary cash payment to each stockholder seeking appraisal, interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery; and (ii) interest theretofore accrued, unless paid at that time). The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. Stockholders who wish to seek appraisal of their shares are encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights due to the complexity of the appraisal process. The DGCL requirements for exercising appraisal rights are described in additional detail in this proxy statement, which description is qualified in its entirety by Section 262 of the DGCL regarding appraisal rights, attached as Annex C to this proxy statement.

Q: **Do any of Pluralsight's directors or officers have interests in the mergers that may differ from those of Pluralsight stockholders generally?**

A: Yes. In considering the recommendation of the Pluralsight Board with respect to the proposal to adopt the merger agreement, you should be aware that our directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of stockholders generally. In evaluating and negotiating the merger agreement and approving the merger agreement and the mergers the Transaction Committee and Pluralsight Board were aware of and considered these interests, among other matters, to the extent that these interests existed at the time. For more information, see the section of this proxy statement captioned "The Merger—Interests of Pluralsight's Directors and Executive Officers in the Mergers."

Q: **Who can help answer my questions?**

A: If you have any questions concerning the mergers, the special meeting or the accompanying proxy statement, would like additional copies of the accompanying proxy statement or need help voting your shares of common stock, please contact our proxy solicitor:


Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders may call toll free: (877) 687-1866
Banks and Brokers may call collect: (212) 750-5833


THE SPECIAL MEETING

The enclosed proxy is solicited on behalf of the Pluralsight Board for use at the special meeting.

Date, Time and Place

We will hold the special meeting on [____], 2021, at [____], Mountain time. The special meeting will be held exclusively online via a live interactive webcast on the internet at [____]. Stockholders will be able to listen to the special meeting live, submit questions during the meeting and vote online. You will need the control number found on your proxy card or voting instruction form in order to vote at the special meeting. We elected to use a virtual meeting given the current public health implications of the COVID-19 pandemic and our desire to promote the health and welfare of our stockholders.

If you encounter technical difficulties accessing the special meeting or asking questions during the special meeting, a support line will be available on the login page of the virtual meeting website.

Purpose of the Special Meeting

At the special meeting, we will ask stockholders to vote on proposals:

- to adopt the merger agreement pursuant to which (1) Merger Sub II will merge with and into Pluralsight Holdings, with Pluralsight Holdings continuing as the surviving entity in the Holdings merger and (2) Merger Sub I will merge with and into Pluralsight, with Pluralsight continuing as the surviving corporation in the Pluralsight merger;

- to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting; and

- to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable by Pluralsight to its named executive officers in connection with the mergers.

Record date; Shares Entitled to Vote; Quorum

Only stockholders of record as of the record date are entitled to notice of the special meeting and to vote at the special meeting. A list of stockholders entitled to vote at the special meeting will be available at our principal executive offices located at 42 Future Way, Draper, UT 84020, during regular business hours for a period of no less than ten days before the special meeting and during the special meeting through the meeting website.

At the special meeting, each stockholder will have one vote for each share of Class A common stock and Class B common stock that it owns as of the close of business on the record date, and ten votes for each share of Class C common stock that it owns as of the close of business on the record date.

As of the record date, there were [—] shares of Class A common stock outstanding and entitled to vote at the special meeting, [—] shares of Class B Stock outstanding and entitled to vote at the special meeting and [—] shares of Class C Stock outstanding and entitled to vote at the special meeting. As of the record date, all shares of Class B common stock and Class C common stock were held of record by the Pluralsight excluded parties. In determining whether the merger agreement has been adopted by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock (voting together as a single class) not held by the Pluralsight excluded parties, the tabulation will exclude shares of common stock (1) held of record or beneficially as of the record date by the directors and executive officers of Pluralsight, (2) held of record or beneficially as of the record date by any Insight Shareholder (as defined below), (3) held of record as of the record date by any other Pluralsight excluded parties and (4) identified by Pluralsight as held beneficially by any Pluralsight excluded party based solely on Pluralsight's review of the list of non-objecting beneficial owners as of the record date. As of the record date, there were [—] shares of Class A common stock outstanding and entitled to vote at the special meeting that were not held of record by the Pluralsight excluded parties and (2). For more all sharesinformation on the ownership of Classshares Bof common stock and Classas of C common stock were heldthe record date by the directors and executive officers of record by Pluralsight and the Pluralsight excluded partiesInsight Shareholders, please see the section of this proxy statement captioned "Security Ownership of Certain Beneficial Owners and Management."

The holders of a majority of the voting power of Pluralsight's capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at the special meeting. In the event that a quorum is not present at the special meeting, the chairperson of the special meeting or the stockholders entitled to vote at the special meeting, present or represented by proxy, may adjourn the special meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. The chairperson may also adjourn the meeting to another date or time, even if a quorum is present. If the special meeting is adjourned or postponed, stockholders who have already submitted their proxies will be able to revoke them at any time before they are voted at the special meeting.

Vote Required; Abstentions and Broker Non-Votes

The consummation of the mergers is subject to (among other conditions) the adoption of the merger agreement by the affirmative vote of each of (1) the holders of a majority of the voting power of the outstanding shares of common stock (voting together as a single class) and (2) the holders of a majority of the voting power of the outstanding shares of common stock (voting together as a single class) not held by the Pluralsight excluded parties.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting, requires the affirmative vote of a majority of the voting power of the shares present at the special meeting or represented by proxy at the special meeting and entitled to vote on the proposal.

Approval of the advisory non-binding vote on merger-related compensation for named executive officers requires the affirmative vote of a majority of the voting power of the shares present at the special meeting or represented by proxy at the special meeting and entitled to vote on the proposal.

If a stockholder abstains from voting, whether the stockholder is present or represented by proxy at the special meeting or not, that abstention will have the same effect as if the stockholder voted "**AGAINST**" the proposal to adopt the merger agreement. For stockholders who are present or represented by proxy and abstain from voting, the abstention will have the same effect as if the stockholder voted "**AGAINST**" any proposal to adjourn the special meeting to a later date to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting and **"AGAINST"** the proposal to approve the advisory non-binding vote on merger-related compensation for named executive officers.

Each "broker non-vote" will also count as a vote "**AGAINST**" the proposal to adopt the merger agreement, but will have no effect on any proposal to adjourn the special meeting to a later date or dates to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting or the proposal to approve the advisory non-binding vote on merger-related compensation for named executive officers. A "broker non-vote" generally occurs when a bank, broker or other nominee holding shares on a stockholder's behalf does not vote on a proposal because the bank, broker or other nominee has not received voting instructions from the stockholder and lacks discretionary power to vote the shares. "Broker non-votes," if any, will be counted for the purpose of determining whether a quorum is present. Pluralsight does not expect any broker non-votes at the special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas each of the proposals to be presented at the special meeting is considered non-routine. As a result, no broker will be permitted to vote your shares of common stock at the special meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have the same effect as a vote "against" the proposal to adopt the merger agreement.

Shares Held by Pluralsight's Directors and Executive Officers

As of the record date, Pluralsight's directors and executive officers beneficially owned and were entitled to vote, in the aggregate, shares of common stock representing approximately [_____] votes, representing approximately [_____]% of the voting power of the shares of common stock outstanding on the record date.

The voting agreement stockholders have entered into a voting agreement which obligates them to, among other things, vote all of their shares of common stock (1) "**FOR**" the adoption of the merger agreement; (2) "**FOR**" the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting; and (3) "**FOR**" the advisory non-binding vote on merger-related compensation for Pluralsight's named executive officers. As of the record date, the voting agreement stockholders held, in the aggregate, shares of common stock representing approximately [_____]% of the voting power of the total outstanding shares of common stock. For more information, please see the section of this proxy statement captioned "The Mergers—The Voting and Support Agreements."

Our directors and executive officers have informed us that they currently intend to vote all of their respective shares of common stock (1) "**FOR**" the adoption of the merger agreement; (2) "**FOR**" the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting; and (3) "**FOR**" the advisory non-binding vote on merger-related compensation for Pluralsight's named executive officers.

Voting of Proxies

If your shares of common stock are registered in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you may cause your shares to be voted by returning a signed and dated proxy card in the accompanying prepaid envelope, or you may vote at the special meeting. Additionally, you may grant a proxy electronically over the internet or by telephone (using the instructions provided in the enclosed proxy card). You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to grant a proxy electronically over the internet or by telephone. Based on your proxy cards or internet and telephone proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the special meeting and wish to vote at the special meeting, you will need the control number located on the enclosed proxy card. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the special meeting. If you attend the special meeting and vote at the special meeting, your vote will revoke any previously submitted proxy.

Voting instructions are included on your proxy card. All shares represented by properly signed and dated proxies received in time for the special meeting will be voted at the special meeting in accordance with the instructions of the stockholder. Properly signed and dated proxies that do not contain voting instructions will be voted: (1) "**FOR**" the adoption of the merger agreement; (2) "**FOR**" the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting; and (3) "**FOR**" the advisory non-binding vote on merger-related compensation for Pluralsight's named executive officers.

If your shares of common stock are held in "street name" through a bank, broker or other nominee, you may vote through your bank, broker or other nominee by completing and returning the voting form provided by your

To exercise your appraisal rights, you must: (1) submit a written demand for appraisal to Pluralsight before the vote is taken on the adoption of the merger agreement; (2) not submit a proxy or otherwise vote in favor of the proposal to adopt the merger agreement; (3) continue to hold your shares of common stock of record through the effective time of the Pluralsight merger; and (4) strictly comply with all other procedures for exercising appraisal rights under Section 262 of the DGCL. Your failure to follow exactly the procedures specified under Section 262 of the DGCL may result in the loss of your appraisal rights. In addition, the Delaware Court of Chancery will dismiss appraisal proceedings in respect of the mergers unless certain stock ownership conditions are satisfied by the stockholders seeking appraisal. The DGCL requirements for exercising appraisal rights are described in further detail in the section of this proxy statement captioned "The Mergers—Appraisal Rights," which is qualified in its entirety by Section 262 of the DGCL, the relevant section of the DGCL regarding appraisal rights. A copy of Section 262 of the DGCL is reproduced and attached as Annex C to this proxy statement and incorporated herein by reference. If you hold your shares of common stock through a bank, brokerage firm or other nominee and you wish to exercise appraisal rights, you should consult with your bank, brokerage firm or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such bank, brokerage firm or nominee.

Delisting and Deregistration of Pluralsight's Common Stock

If the mergers are completed, the shares of Class A common stock will be delisted from the Nasdaq and deregistered under the Exchange Act, and shares of Class A common stock will no longer be publicly traded.

Other Matters

At this time, we know of no other matters to be voted on at the special meeting. If any other matters properly come before the special meeting, your shares of common stock will be voted in accordance with the discretion of the appointed proxy holders.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on [   ], 2021

The proxy statement is available at https://investors.pluralsight.com/.

Householding of Special Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as "householding," reduces the volume of duplicate information received at your household and helps to reduce our expenses.

If you would like to receive your own set of our disclosure documents this year or in future years, please contact us using the instructions set forth below. Similarly, if you share an address with another stockholder and together both of you would like to receive only a single set of our disclosure documents, please contact us using the instructions set forth below.

If you are a stockholder of record, you may contact us by writing to Pluralsight's Investor Relations at 42 Future Way, Draper, UT 84020. Eligible stockholders of record receiving multiple copies of this proxy statement can request householding by contacting us in the same manner. If a bank, broker or other nominee holds your shares, please contact your bank, broker or other nominee directly.

THE MERGERS

This discussion of the mergers is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement as Annex A and incorporated into this proxy statement by reference. You should carefully read and consider the entire merger agreement, which is the legal document that governs the mergers, because this document contains important information about the mergers and how they affect stockholders.

Parties Involved in the Mergers

Pluralsight, Inc.
42 Future Way
Draper, UT 84020

Pluralsight, together with its subsidiaries, is a leading cloud-based technology skills development platform committed to closing the global technology skills gap. Learners on our platform can acquire today's most valuable technology skills through high-quality learning experiences delivered by subject-matter experts. Real-time measurement and assessment of a learner's performance on our platform provides technology leaders with visibility into the capabilities of their teams and confidence their teams will deliver on critical objectives. Our platform empowers teams to keep up with the pace of technological change, puts the right people on the right projects, and boosts productivity.

Pluralsight is a holding company and has no material assets other than its ownership of the Holdings units.

For the years ended December 31, 2019, 2018, and 2017 and the nine months ended September 30, 2020, Pluralsight's consolidated revenue totaled $316.9 million, $232.0 million, $166.8 million and $286.9 million, respectively. Pluralsight's consolidated net loss for the years ended December 31, 2019, 2018, and 2017 and the nine months ended September 30, 2020, was $163.6 million, $146.8 million, $96.5 million and $121.0 million, respectively.

Pluralsight was incorporated in Delaware in December 2017.

Pluralsight Holdings, LLC
42 Future Way
Draper, UT 84020

Pluralsight Holdings is a subsidiary of Pluralsight, and owns directly or indirectly all of the material operating and other assets indirectly owned of Pluralsight. As of the ~~December~~January ~~28~~15, ~~2020~~2021, the unitholders (other than Pluralsight) hold approximately ~~17.4~~17.2% of the outstanding Holdings units.

As the sole managing member and manager of Pluralsight Holdings, Pluralsight controls all of the business operations, affairs, and management of Pluralsight Holdings. Accordingly, Pluralsight consolidates the financial results of Pluralsight Holdings and reports.

Pluralsight Holdings was formed in Delaware in August 2014.

Lake Holdings, LP
c/o Vista Equity Partners Management, LLC
Four Embarcadero Center, 20th Floor
San Francisco, California 94111

Parent I was formed on December 7, 2020, solely for the purpose of engaging in the transactions contemplated by the merger agreement, and has not engaged in any business activities other than in connection with the transactions contemplated by the merger agreement and arranging of the equity financing and any debt financing in connection with the mergers.

Background of the Mergers

From time to time, in connection with Pluralsight's exploration of strategic and commercial opportunities, the Pluralsight Board evaluates Pluralsight's long-term business plan prepared by management, including regular updates to the business plan, and considers various strategic alternatives for Pluralsight, including potential product expansion and growth opportunities through acquisitions and strategic partnerships, debt and equity financing alternatives and other potential strategic transactions or the continuation of Pluralsight's current business plan as an independent enterprise. In connection with these efforts, representatives of Pluralsight also have meetings, attend conferences and have other discussions from time to time with representatives of various strategic and financial sponsor parties, including Vista and other participants in the outreach described below, regarding potential strategic transactions involving Pluralsight. Based on the Pluralsight Board's evaluation of strategic alternatives and Pluralsight management's evolving expectation that a meaningful portion of Pluralsight's future growth was likely to be inorganic, Pluralsight has regularly evaluated and pursued opportunities for potential acquisitions.

In April 2020, the Pluralsight Board invited representatives of Qatalyst to attend a portion of a meeting of the Pluralsight Board. At the time, the Pluralsight Board was in the early stages of examining the potential impact of the COVID-19 pandemic on Pluralsight. The Pluralsight Board was also examining various initiatives that it could pursue to ensure that Pluralsight was positioned for continued success both during and after the pandemic. In particular, the Pluralsight Board wished to obtain an outside perspective on Pluralsight, including the historical trading performance for relevant sectors of the technology industry and the broader market generally, especially as potentially impacted by COVID-19. The Pluralsight Board selected Qatalyst for this role given Qatalyst's qualifications, expertise and reputation, and its knowledge of Pluralsight and the industry in which Pluralsight operates.

In May 2020, the Pluralsight Board again invited representatives of Qatalyst to attend a portion of a meeting of the Pluralsight Board. Qatalyst provided a presentation to the Pluralsight Board regarding Pluralsight, its competitive and strategic positioning, illustrative valuation considerations and trading performance.

Aaron Skonnard, the chief executive officer of Pluralsight, had been introduced to various representatives of Vista since prior to Pluralsight's initial public offering, and from time to time had meetings and other discussions with representatives of Vista, including with respect to sales of Pluralsight's products to Vista and its portfolio companies. On August 19, 2020, Mr. Skonnard emailed Monti Saroya, a senior managing director of Vista, to invite Robert F. Smith, Founder, Chairman and CEO of Vista, to speak about the future of technology at Pluralsight's virtual user conference in October 2020, which Mr. Smith agreed to do. On August 28, 2020, Mr. Skonnard, Mr. Saroya and Adrian Alonso, a managing director of Vista, had a call to further discuss Mr. Smith's attendance at Pluralsight's conference, during which the parties discussed the Pluralsight business generally and the overall industry.

On September 17, 2020, Mr. Skonnard attended a meeting with Mr. Saroya, at Mr. Saroya's invitation. Prior to the meeting, Mr. Skonnard was not aware that Mr. Saroya would be raising a potential acquisition of Pluralsight at the meeting. At the meeting, Mr. Saroya indicated that Vista was potentially interested in acquiring Pluralsight. The terms of a proposed acquisition were not discussed, except that Mr. Saroya indicated to Mr. Skonnard following the meeting that Vista believed it could offer the highest value proposal among potential acquirors. Following the meeting with Mr. Saroya, Mr. Skonnard conveyed Vista's expression of interest to Gary Crittenden, the lead independent director of the Pluralsight Board, and Mr. Skonnard and Mr. Crittenden agreed that a meeting of the Pluralsight Board would be called to inform the Pluralsight Board and discuss Vista's expression of interest.

On September 23, 2020, Mr. Saroya and Mr. Alonso had a call with Mr. Skonnard, during which they reaffirmed Vista's interest in acquiring Pluralsight, but did not discuss any specific terms.

On September 24, 2020, the Pluralsight Board held a meeting with members of management and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Pluralsight's outside counsel

("Wilson Sonsini"), in attendance. Mr. Skonnard updated the Pluralsight Board on his discussion with Mr. Saroya and on Vista's expression of interest in a potential acquisition of Pluralsight. Representatives of Wilson Sonsini reviewed with the Pluralsight Board certain relevant Delaware law matters, including the directors' fiduciary duties in connection with Vista's expression of interest and a potential sale of Pluralsight. The Pluralsight Board discussed (1) Pluralsight's business as a standalone company and its prospects and challenges, including risks and uncertainties related to pursuing Pluralsight's growth objectives (including inorganic growth through potential acquisitions)~~,~~; (2) the potential impact of market, customer and competitive trends on Pluralsight ~~and~~; (3) the inherent uncertainty of achieving management forecasts and the potential impact that failing to meet growth expectations could have on the price of the Class A common stock~~, as well as~~; (4) the perceived need for substantial capital resources to pursue inorganic growth and other growth opportunities~~,~~; and (5) the challenges and potential adverse impacts to stockholder value of obtaining such additional capital resources (namely, that capital resources might only be available at significant cost to Pluralsight (if available at all) or through one or more equity offerings that would dilute the holders of Class A common stock). In light of these challenges, risks and uncertainties and Vista's expression of interest, the Pluralsight Board discussed whether it would be in the best interests of Pluralsight and its stockholders to respond to Vista and explore potential alternative transactions. As a preliminary matter, the Pluralsight Board established the Transaction Committee, an ad hoc committee of the Pluralsight Board independent of management composed of Mr. Crittenden, Scott Dorsey and Bonita Stewart, to explore, evaluate, consider, review, negotiate and, as appropriate, make a recommendation to the Pluralsight Board with respect to a potential business combination transaction or other similar strategic transaction involving Pluralsight and alternatives thereto. ~~The~~Given its prior experience with Qatalyst, the Pluralsight Board also discussed engaging Qatalyst to act as a financial advisor in connection with such review of strategic alternatives, and determined to do so based on Qatalyst's qualifications, expertise and reputation, and its knowledge of Pluralsight and the industry in which Pluralsight operates. In making this determination, the ~~spring~~Pluralsight Board was aware that Qatalyst (1) has represented companies in Pluralsight's industry and the technology industry more broadly in a number of ~~2020~~ different strategic transactions, ~~following significant market disruption in the United States resulting from the COVID-19 pandemic,~~including acquisitions by strategic acquirors and financial sponsors and (2) was familiar with the acquisition philosophy and process of a number of different potentially relevant counterparties. The Pluralsight Board ~~had invited~~believed that Qatalyst ~~to attend two meetings~~'s familiarity with likely acquirers of Pluralsight would provide the Pluralsight Board ~~to discuss preliminary perspectives on strategic positioning~~ and ~~opportunities, valuation considerations and trading performance for Pluralsight~~the Transaction Committee with beneficial insight into the thinking, ~~relevant sectors~~tactics and approach of potential acquirers to the ~~technology industry and the market generally~~benefit of Pluralsight stockholders.

On September 26, 2020, Pluralsight entered into an engagement letter with Qatalyst.

On September 27, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini ~~and,~~; at the Transaction Committee's invitation ~~(,~~ other members of the Pluralsight Board and members of management were in attendance. It was the practice of the Transaction Committee, at this ~~meeting~~ and subsequent meetings, to invite the other members of the Pluralsight Board to attend to have the benefit of their perspectives and ~~at portions~~expertise and to notify them of ~~other meetings as it deemed appropriate),~~ developments in the process. The Transaction Committee also had a practice of meeting in executive session without any other members of the Pluralsight Board and without members of management ~~were~~ in attendance, as described below. Representatives of Qatalyst discussed various alternatives and considerations with respect to a potential outreach process to solicit interest regarding a strategic transaction from other potential counterparties, including whether to engage with potential strategic acquirors and other financial sponsors in light of the expressed interest from Vista. Representatives of Qatalyst discussed with those present various other potential counterparties with which Pluralsight might consider engaging based on those parties' expected or previously expressed interest in a potential strategic transaction with Pluralsight, ability to finance and consummate a transaction, and potential strategic rationale for a transaction with Pluralsight, including the potential for synergies. Also discussed were the potential risks of an outreach, including potential public disclosure leaks, management and employee disruption and adverse effects on competitive positioning, and the increase in the likelihood of those risks in a wider private or public process relative to a more targeted outreach. The Transaction Committee and other directors in attendance also discussed with management and representatives of Qatalyst potential alternatives to a sale of Pluralsight, including continuing to execute as a standalone business. Representatives of Wilson Sonsini also reviewed the directors' fiduciary duties in connection with evaluating and potentially pursuing a potential strategic transaction. Based on the considerations discussed at the meeting, pursuant to authority delegated to it by the Pluralsight Board and to gauge interest in a potential strategic transaction, the Transaction Committee authorized Qatalyst and members of management to reach out to six potential strategic acquirors and six potential financial sponsors (including Vista) regarding a potential strategic transaction, and authorized management to present to interested potential counterparties an overview of Pluralsight's business and other relevant information, including non-public information regarding Pluralsight.

Following the meeting, between September 28, 2020 and September 30, 2020, representatives of Qatalyst and management commenced their outreach to the 11 potential counterparties other than Vista; nine potential counterparties (including Vista) executed a non-disclosure agreement with Pluralsight, one potential strategic acquiror was already subject to a non-disclosure agreement with Pluralsight in connection with prior commercial discussions and two potential strategic acquirors declined to engage in discussions or diligence with respect to a potential strategic transaction involving Pluralsight, citing that Pluralsight's industry was not an area of focus for strategic transactions and other challenges to consummating a strategic transaction, among other things. Of the ten non-disclosure agreements to which these potential counterparties were subject, the non-disclosure agreements with each of the six potential financial sponsors and one of the potential strategic acquirors included so-called "standstill" provisions restricting parties from making proposals with respect to the acquisition of Pluralsight without Pluralsight's prior consent (other than confidential proposals to the Pluralsight Board that would not reasonably be expected to require a public announcement), which restrictions would fall away and no longer be in effect, among other things, at the time of the entry into a definitive agreement approved by Pluralsight to acquire more than 50% of Pluralsight's outstanding voting securities or assets representing more than 50% of Pluralsight's consolidated earnings power (and the remaining three non-disclosure agreements did not include such so-called "standstill" provisions).

On September 30, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini and, at the Transaction Committee's invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of management reviewed an overview of Pluralsight's business plan, which included the Pluralsight prospective financial information as of September 2020 (as defined below), and the Transaction Committee and other directors in attendance discussed the impact on the business plan of the COVID-19 measures implemented by Pluralsight, the business plan relative to consensus market estimates for Pluralsight, and potential synergies with various counterparties to a potential strategic transaction involving Pluralsight. Representatives of Qatalyst and members of management provided an update on the preliminary discussions regarding a potential strategic transaction with potential counterparties, including those parties' expressed levels of interest as well as the timing of upcoming presentations by Pluralsight management to interested counterparties. The Transaction Committee and other directors in attendance also discussed with representatives of Qatalyst and Wilson Sonsini certain process considerations, including Wilson Sonsini discussing the directors' fiduciary duties in connection with evaluating and potentially pursuing a potential strategic transaction involving Pluralsight. The Transaction Committee then met in executive session, without members of management (other than Matthew Forkner, Pluralsight's Chief Legal Officer) or other members of the Pluralsight Board in attendance, and discussed with representatives of Qatalyst and Wilson Sonsini certain process, strategy and timing considerations with respect to the solicitation of interest from potential counterparties with respect to a potential strategic transaction, including whether to solicit interest from additional potential counterparties. Following discussion, the Transaction Committee approved representatives of Qatalyst and members of management continuing discussions with the ten potentially interested counterparties, including the sharing of management's overview of Pluralsight's business, including the Pluralsight prospective financial information as of September 2020 and other relevant non-public information about Pluralsight. The Transaction Committee also began to discuss the TRA and to explore its potential significance in the context of a potential sale of Pluralsight. Pluralsight entered into the TRA in connection with its initial public offering, and following Pluralsight's initial public offering and prior to the amendment of the TRA described below, there had been no amendments to the TRA. Certain directors and members of management and certain of their respective affiliates, as equityholders prior to Pluralsight's initial public offering, were parties to the TRA, and the TRA provided for acceleration of payments to TRA beneficiaries, including certain directors and members of management and certain of their respective affiliates, in connection with a change of control of Pluralsight.

Over the next two weeks, members of Pluralsight management together with representatives of Qatalyst provided presentations to the ten potentially interested counterparties (including Vista) regarding Pluralsight's business, which presentations included the Pluralsight prospective financial information as of September 2020. Throughout the month, members of management and representatives of Qatalyst also engaged in follow-up preliminary due diligence discussions and meetings at the request of potentially interested counterparties regarding Pluralsight's business, including Pluralsight's financial condition (including expectations and trends for billings and results in October and fourth quarter 2020), pipeline and go-to-market strategy. Following diligence meetings, the four remaining potential strategic acquirors and two of the six financial sponsors who had executed non-disclosure agreements declined to proceed with further discussions regarding a potential strategic transaction involving Pluralsight. In declining to pursue a potential strategic transaction involving Pluralsight, the potential strategic acquirors and financial sponsors ~~indicated~~expressed concerns about strategic fit, limited overlap in buyer contacts, potential commoditization of content, pricing pressure, the level of investment required for integration, and concerns regarding the financial profile of the sales and marketing structure, among other things. ~~The four~~Vista and the other three remaining potential financial sponsors that continued to express interest in a potential strategic transaction involving Pluralsight (~~including Vista and the other parties~~ which we refer to as "Party A," "Party B" and "Party C") were granted access to an electronic dataroom containing financial and business information with respect to Pluralsight to support their due diligence review of Pluralsight.

On October 7, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini ~~and,~~; at the Transaction Committee's invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of Qatalyst and members of management provided an update on the preliminary discussions regarding a potential strategic transaction with potential counterparties since the last meeting of the Transaction Committee, as well as additional diligence meetings that were being planned. The Transaction Committee also met in executive session, without members of management (other than Mr. Forkner), representatives of Qatalyst or other members of the Pluralsight Board~~,~~ (other than Leah Johnson~~,~~) in attendance, and discussed with representatives of Wilson Sonsini the TRA and its potential significance in the context of a potential sale of Pluralsight~~. Pluralsight entered into~~ including the possibility of amending the TRA in ~~connection with its initial public offering, and following Pluralsight's initial public offering and prior~~order to ~~the amendment of~~reduce the ~~TRA described below, there had been no amendments to the TRA. Certain directors and members of management and certain of their respective affiliates, as equityholders prior to Pluralsight's initial public offering, were parties to the TRA, and the TRA provided for acceleration of payments to TRA beneficiaries, including certain directors and members of management and certain of their respective affiliates, in connection with a~~ change of control ~~of Pluralsight~~payment obligations due thereunder. Representatives of Wilson Sonsini discussed relevant Delaware law matters, including the directors' fiduciary duties, process considerations and the Transaction Committee's composition, authority and responsibilities in evaluating and potentially pursuing a strategic transaction involving Pluralsight. At the meeting, the Transaction Committee resolved to recommend to the Pluralsight Board that it modify the composition of the Transaction Committee ~~t~~so that it would be comprised entirely of members of the Pluralsight Board that were not party to the TRA and were independent of management, namely Ms. Johnson and Ms. Stewart (with Messrs. Crittenden and Dorsey to step down given that they are both parties to the TRA), and that it expand the power and authority of the Transaction Committee, including so that Pluralsight would not effectuate a strategic transaction unless it is first approved or recommended by the Transaction Committee.

On October 9, 2020, representatives of Qatalyst received an unsolicited inquiry from an additional potential financial sponsor (which we refer to as "Party D") expressing interest in receiving a management presentation based on market rumors that Pluralsight may be engaged in a process to consider strategic alternatives, but no specific proposal or terms with respect to a potential strategic transaction were conveyed by representatives of Party D. Pluralsight thereafter executed a non-disclosure agreement with Party D, which included a so-called "standstill" provision with similar terms (including with respect to the fall away of restrictions) as described above, and members of Pluralsight management, with representatives of Qatalyst in attendance, provided a management presentation to Party D. Party D was also granted access to all information in Pluralsight's electronic dataroom.

On October 13, 2020, based on the Transaction Committee's recommendation, the Pluralsight Board approved by unanimous written consent the modification of the composition of the Transaction Committee to include only Ms. Johnson and Ms. Stewart, neither of whom was party to the TRA, and Messrs. Crittenden and Dorsey stepped down. The Pluralsight Board also approved the delegation to the Transaction Committee, to the fullest extent permitted under Delaware law, of the power and authority of the Pluralsight Board to oversee, supervise and direct the exploration, evaluation and negotiation of a potential business combination or other similar strategic transaction involving Pluralsight and alternatives thereto, and all agreements and other matters relating to such a transaction, including authorizing and directing legal and financial advisors and other representatives and agents, if any, and engaging such persons as it sees fit with respect to any of the foregoing. The Pluralsight Board also resolved that Pluralsight would not effectuate such a transaction unless it is first approved or recommended by the Transaction Committee and unless it is approved by the holders of a majority of the voting power of Pluralsight capital stock not held by any stockholder who is, or is known by Pluralsight to be affiliated with a party, receiving benefits in connection with the transaction pursuant to the TRA and other unique benefits, if any, as identified by the Transaction Committee, or any officer of Pluralsight, which conditions may not be waived.

On October 14, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini and, at; the Transaction Committee's invitation, other members of the Pluralsight Board and members of management were in attendance. The reconstituted Transaction Committee, at this and subsequent meetings, invited the other members of the Pluralsight Board to attend its meetings in order to have the benefit of their perspectives and expertise and to notify them of developments in the process, when it considered appropriate. The reconstituted Transaction Committee also continued the practice of meeting in executive session without any other members of the Pluralsight Board and without members of management in attendance, as described below. Members of management and representatives of Qatalyst provided an update on the meetings and due diligence being conducted by the remaining interested counterparties with whom no economic negotiations had taken place as of such time, including the inquiry from Party D. The Transaction Committee and other directors in attendance discussed with representatives of Qatalyst and Wilson Sonsini certain strategy and process considerations for maximizing the value of any acquisition proposals which could be received by Pluralsight, including in the context of Pluralsight's upcoming announcement of its third quarter 2020 earnings results. The Transaction Committee and other directors in attendance also discussed whether to reach out to additional potential counterparties, and the likelihood of additional parties' interest in a potential strategic transaction involving Pluralsight and potential risks of expanding the outreach further (including the impact of existing and potential additional public disclosure leaks). The Transaction Committee then met in executive session, without members of management (other than Mr. Forkner) or other members of the Pluralsight Board in attendance. Representatives of Wilson Sonsini reviewed with the Transaction Committee the terms of the TRA, including the fact that the TRA provided forit constituted contractual liability of Pluralsight and that it required an automatic acceleration of payments to TRA beneficiaries as a result of a change of control of Pluralsight, (in lieu of future payments to the TRA beneficiaries provided in the TRA). Representatives of Wilson Sonsini also reviewed with the Transaction Committee relevant Delaware law matters, including the Transaction Committee's adjusted composition, directors' fiduciary duties, process considerations and the Transaction Committee's expanded authority and responsibilities in the context of a potential sale of Pluralsight, including that the Pluralsight Board had resolved that Pluralsight will not effectuate such a transaction if it has not first been approved or recommended by the Transaction Committee and unless it is approved by the holders of a majority of the voting power of Pluralsight capital stock not held by any stockholder who is, or is known by Pluralsight to be affiliated with a party, receiving benefits in connection with the transaction pursuant to the TRA and other unique benefits, if any, as identified by the Transaction Committee, or any officer of Pluralsight, which conditions could not be waived by the Pluralsight Board. The Transaction Committee also discussed the actions taken by the Pluralsight Board and the Transaction Committee prior to that time in connection with the exploration and evaluation of a potential strategic transaction involving Pluralsight. Following discussion, the Transaction Committee ratified the prior actions and determinations in connection with the exploration and evaluation of a potential strategic transaction involving Pluralsight. The Transaction Committee also requested that Wilson Sonsini and Qatalyst provide additional information on the terms of the TRA in the context of a potential sale of Pluralsight. The Transaction Committee further directed representatives of Qatalyst and members of management to continue discussions with, and solicit interest from, Vista ~~and~~, Party A, Party B, Party C and Party D with respect to a potential strategic transaction involving Pluralsight.

Also on October 14, 2020, Pluralsight announced the acquisition of DevelopIntelligence, LLC ("DevelopIntelligence"), a provider of strategic skills consulting and virtual instructor-led training. The initial consideration for the acquisition consisted of cash consideration of $38 million paid at the closing of the acquisition, with additional consideration subject to certain revenue-based earn-out performance targets during an earn-out period ending on December 31, 2021.

During the month of October 2020, Pluralsight management updated Pluralsight's business plan based on Pluralsight's third quarter 2020 results, Pluralsight's ordinary course fourth quarter budget planning and review efforts for the 2021 fiscal year, and the expected impact of the acquisition of DevelopIntelligence (including increased Pluralsight billings from DevelopIntelligence products and customers in years 2021 through 2025), which updates resulted in the Pluralsight prospective financial information as of October 2020 (as defined below). These updates were discussed in October from time to time by Pluralsight management with Qatalyst and with interested potential counterparties during the course of diligence meetings. A preliminary version of the Pluralsight prospective financial information as of October 2020 was made available to Vista, Party A, Party B and Party C in the electronic dataroom starting on October 25, 2020 and the final version of the Pluralsight prospective financial information as of October 2020 was made available to Vista in the electronic dataroom starting on October 27, 2020 (by that time, ~~in~~ each ~~case to the then-interested potential counterparties~~of Party A, Party B and ~~including Party~~Party C ~~E (~~were no longer pursuing an acquisition of Pluralsight). The preliminary version of Pluralsight financial information as ~~defined below~~of October 2020 included estimated Free Cash Flow for calendar year 2021 of $(2.6) ~~when Party~~million, and ~~E~~ was ~~granted access to~~otherwise consistent with the ~~electronic dataroom~~final version of the Pluralsight prospective financial information as of October 2020. For more information on the Pluralsight prospective financial information as of September 2020 and the Pluralsight prospective financial information as of October 2020, please see the section of this proxy statement captioned "The Mergers—Certain Unaudited Prospective Financial Information."

On October 16, 2020, Party D declined to participate in further discussions regarding a potential strategic transaction involving Pluralsight. In declining to pursue a transaction, Party D indicated concerns regarding perceived headwinds in Pluralsight's business including a potential slowdown in growth, net dollar retention and pricing pressure. Furthermore, Party D indicated that given the price at which the Class A common stock was trading, it would be difficult for Party D to pay a premium. On October 16, 2020, the Class A common stock closed at a trading price of $18.76. As Party D declined to further consider a potential strategic transaction, it did not receive access to the Pluralsight prospective financial information as of October 2020 when such information became available.

On October 18, 2020, representatives of Qatalyst delivered a process letter to Party A, Party B and Party C requesting that such parties submit a proposal with respect to a potential acquisition of Pluralsight on October 26, 2020, including a proposed purchase price for all of the outstanding equity of Pluralsight and relevant assumptions and terms. Vista was not provided with a process letter, and therefore Vista did not have insight into the timing and nature of the solicitation of interest process being conducted by Pluralsight. However, representatives of Qatalyst did inform Vista that Pluralsight was willing to review a written acquisition proposal, should Vista want to submit one. In response, Vista informed representatives of Qatalyst that Vista would be in a position to submit a proposal with respect to the acquisition of Pluralsight during the beginning of the week of October 26, 2020.

On October 23, 2020, Party C declined to participate in further discussions regarding a potential strategic transaction involving Pluralsight, citing perceived issues with Pluralsight's growth and its competitive position. Party C indicated that given the perceived issues facing Pluralsight's business, it would not be able to pay a meaningful premium to the price at which the Class A common stock was trading. On October 23, 2020, the Class A common stock closed at a trading price of $18.04.

On October 26, 2020, each of Party A and Party B also declined to participate in further discussions regarding a potential strategic transaction involving Pluralsight, citing perceived challenges to Pluralsight's business, including the potential commoditization of content, the perceived efforts and costs required to make meaningful changes to the current cost structure given the potential declining growth profile as well as perceived concerns over the long-term margin profile of Pluralsight. Both Party A and Party B indicated difficulty in offering a proposal at an attractive valuation. On October 26, 2020, the Class A common stock closed at a trading price of $17.50.

On October 27, 2020, representatives of Vista contacted Mr. Skonnard and representatives of Qatalyst separately to indicate that Vista would not be submitting a proposal with respect to a potential acquisition of Pluralsight prior to the U.S. federal elections on November 3, 2020 and Pluralsight's announcement of its third quarter 2020 earnings results on November 5, 2020.

On October 28, 2020, the Transaction Committee held a meeting with representatives of Qatalyst in attendance; at the Transaction Committee's invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of Qatalyst provided an update on the discussions with the potential counterparties.

On November 2, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Wilson Sonsini reviewed the directors' fiduciary duties, certain process considerations and the Transaction Committee's authority and responsibilities in the context of a potential strategic transaction involving Pluralsight. Representatives of Wilson Sonsini and Qatalyst also discussed a potential amendment of the TRA in connection with such a transaction, because by reducing the amount payable to TRA beneficiaries upon a change of control of Pluralsight, Pluralsight could negotiate for the difference between the amount payable to the TRA beneficiaries upon a change of control of Pluralsight pursuant to the terms of the TRA and such reduced amount to instead be paid to the Pluralsight stockholders in the event of a sale of Pluralsight, thereby delivering higher value to the Pluralsight stockholders. Representatives of Qatalyst presented to the Transaction Committee an overview of the economic terms of the TRA, including the illustrative tax benefits that could be available to Pluralsight over time and the terms of sharing of those benefits with the TRA beneficiaries, including the acceleration of payments in connection with a change of control of Pluralsight. The Transaction Committee also discussed the potential impact of the TRA obligations on potential acquisition proposals. Under the then-current terms of the TRA, the amount of the accelerated change of control payment obligation was variable based on, among other things, the price that would be paid in respect of Class A common stock in the applicable change of control transaction. Using a model to calculate payments under the TRA provided by Pluralsight's management, Qatalyst presented a calculation of the estimated aggregate amount of the change of control payment obligations under the TRA based on illustrative prices for the Class A common stock, starting with the closing price of Class A common stock on October 30, 2020 of $15.70 and certain other assumptions, which resulted in estimated aggregate accelerated payments of approximately $400 million, with an increase that averaged approximately $6 million of aggregate accelerated payments per $1 increase in the price of Class A common stock. Qatalyst also discussed with the Transaction Committee illustrative estimates of the present value of the portion of the tax benefits that might be payable in the future to the TRA beneficiaries under the TRA absent a change of control, calculated using a model approved by Pluralsight's management and assuming achievement of the Pluralsight prospective financial information as of October 2020, an illustrative $22.00 per share price for the Class A common stock at which holders of Holdings units would exchange outstanding Holdings units into Class A common stock, a 23.8% tax rate as provided by Pluralsight's management and discount rates ranging from 9.00 to 11.00 percent, among other assumptions. These illustrative present value estimates ranged from $112 to $144 million. The Transaction Committee authorized Qatalyst and Wilson Sonsini to initiate preliminary discussions with the TRA Representative, the representative of the TRA beneficiaries under the TRA, to explore potentially amending the TRA.

On November 4, 2020, the Pluralsight Board held a regular meeting with members of management and representatives of Wilson Sonsini in attendance. The Transaction Committee provided an update to the Pluralsight Board with respect to its exploration and evaluation of a potential strategic transaction, including process considerations, scope of outreach to potential counterparties, and the Transaction Committee's evaluation of the potential impact of the TRA in connection with a potential strategic transaction. The Transaction Committee also instructed, and the members of the Pluralsight Board and management confirmed, that potential conversations, if any, regarding a rollover of equity in connection with a potential acquisition of Pluralsight and other go-forward economic arrangements would not be taking place during the negotiation of any potential transaction, and those present confirmed that no such conversations had taken place. At the meeting, the representatives of management also reviewed Pluralsight's budget for the 2021 fiscal year and an overview of Pluralsight's business plan and updates since the version presented on September 30, 2020, which included the Pluralsight prospective financial information as of October 2020, and the Pluralsight Board approved the 2021 budget and business plan presented at the meeting, including the Pluralsight prospective financial information as of October 2020, including for use by Qatalyst in its analyses for the Transaction Committee and the Pluralsight Board.

Also on November 4, 2020, a director of Pluralsight received an unsolicited inquiry from an additional financial sponsor (which we refer to as "Party E") expressing interest in evaluating a potential acquisition of Pluralsight, but no specific proposal or terms with respect to a potential strategic transaction were conveyed by representatives of Party E. Later that day, following the receipt of Party E's unsolicited inquiry, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Qatalyst provided the Transaction Committee with an update on the discussions regarding a potential strategic transaction with potential counterparties since the last meeting of the Transaction Committee, including the inquiry from Party E. The Transaction Committee authorized representatives of Qatalyst to engage in discussions with Party E with respect to a potential transaction involving Pluralsight. Following the meeting, Pluralsight executed a non-disclosure agreement with Party E, which included a so-called "standstill" provision with similar terms (including with respect to the fall away of restrictions) as described above, and members of Pluralsight management provided a management presentation to Party E, with representatives of Qatalyst in attendance. Party E was also granted access to all information in Pluralsight's electronic dataroom, including the Pluralsight prospective financial information as of October 2020.

On November 5, 2020, after the close of trading, Pluralsight announced its third quarter 2020 results and provided guidance on projected financial results for the full fiscal year. During the subsequent public earnings call to discuss Pluralsight's third quarter results, Pluralsight also provided information on management's goals and guidance for the full fiscal year 2020, and in that context and in light of year-to-date results through the third quarter 2020, provided information on management's expectations with respect to billings growth, revenue and net losses for the fourth quarter 2020. The Class A common stock closed at a trading price of $14.74 on November 6, 2020, the first trading day after Pluralsight announced its third quarter 2020 results.

On November 6, 2020, Vista delivered to Pluralsight a written proposal to acquire all of the outstanding equity of Pluralsight for $16.50 per share in cash per share of Class A common stock and equivalents based on certain assumptions, including the number of shares of Class A common stock and equivalents outstanding on a fully diluted basis and the full acceleration and satisfaction of obligations under the TRA in accordance with its terms, in an amount of approximately $406 million (estimated from the model provided by management of Pluralsight in the electronic dataroom, with a $16.50 per share input). The proposal also indicated that, to the extent that a lower amount is ultimately required to satisfy in full Pluralsight's obligations under the TRA, the difference would be applied to the purchase price being proposed by Vista on a dollar-for-dollar basis.

Also on November 6, 2020, following receipt of the acquisition proposal from Vista, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini ~~and,~~; at the Transaction Committee's invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of Qatalyst reviewed the terms of Vista's acquisition proposal, including that at a $16.50 per share price, the TRA would require an accelerated change of control payment of approximately $406 million, based on a model to calculate payments under the TRA provided by Pluralsight's management. Representatives of Qatalyst indicated that, for illustration, if the entire amount of the $406 million payment were reduced to zero and applied to increase the consideration payable to Pluralsight's equityholders on a dollar-for-dollar basis, Vista's acquisition proposal implied a price of $19.02 in cash per share of Class A common stock and equivalents. (In this proxy statement, we refer to the term "implied 'no TRA' adjusted price" to mean the implied price per share of an acquisition proposal assuming that the entire amount of Pluralsight's accelerated change of control payment obligations under the TRA were reduced to zero (i.e., a hypothetical scenario where "no TRA" payment would be payable in the event of a change of control) and applied to increase the consideration payable to Pluralsight's equityholders on a dollar-for-dollar basis.) The Transaction Committee and other members of the Pluralsight Board also discussed considerations for increasing the value of Vista's acquisition proposal and maximizing the per share value of an acquisition proposal, including the possibility of an amendment to the TRA to reduce the amount of Pluralsight's accelerated change of control payment obligations. Mr. Skonnard expressed his belief, and other directors concurred in his belief, that Pluralsight was more valuable than Vista's $16.50 per share acquisition proposal, and they did not believe that stockholders would be interested in an acquisition transaction at or near that amount, citing recent trading history. In addition, Mr. Skonnard indicated that, in line with the Transaction Committee's instructions, he had not had any discussions with Vista with respect to a potential rollover of Mr. Skonnard's equity stake in connection with a potential acquisition of Pluralsight by Vista. The Transaction Committee then met in executive session, without members of management or other members of the Pluralsight Board in attendance, and continued to discuss considerations for maximizing the value of an acquisition proposal. Representatives of Wilson Sonsini also reviewed with the Transaction Committee relevant Delaware law matters. The Transaction Committee requested that Qatalyst present at a subsequent meeting preliminary valuation perspectives with respect to Pluralsight based on the Pluralsight prospective financial information as of October 2020 in connection with the evaluation of Vista's acquisition proposal and other potential proposals that Pluralsight might receive.

On November 10, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini ~~and,~~; at the Transaction Committee's invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of Qatalyst reviewed the results of Pluralsight's solicitation of interest regarding a potential strategic transaction from other potential counterparties, and discussed whether (in view of the decline in Pluralsight's stock price following its recent announcement of third quarter 2020 results) to re-engage with Party A and Party B or other potential counterparties in order to seek additional acquisition proposals. Representatives of Qatalyst also presented preliminary valuation and market perspectives with respect to Pluralsight on a standalone basis based on the Pluralsight prospective financial information as of October 2020, using various valuation methodologies, relative to the price of Vista's acquisition proposal. The Transaction Committee then met in executive session, without members of management or other members of the Pluralsight Board in attendance, and discussed market perspectives on Pluralsight's valuation, the impact of the TRA on potential acquisition proposals, and considerations for maximizing the value to Pluralsight's stockholders. The Transaction Committee directed representatives of Qatalyst to continue negotiating the acquisition proposal with Vista, including by requesting another, higher value proposal from Vista. The Transaction Committee also directed Qatalyst to seek to re-engage with Party A and Party B and invite such parties to submit an acquisition proposal for Pluralsight. The Transaction Committee also directed representatives of Qatalyst and Wilson Sonsini to engage in negotiations with the TRA Representative with respect to an amendment of the TRA to propose a fixed change of control payment obligation at a substantial discount to the estimated amount of Pluralsight's accelerated payment obligations under the then-current terms of the TRA, in order to maximize the value received by Pluralsight stockholders in the event of a sale of Pluralsight.

Also on November 10, 2020, the Class A common stock closed at a trading price of $15.83. Prior to the close of trading on that day, Betaville Intelligence, an online publication focusing on M&A activity and rumors, published an article indicating that Pluralsight may be in discussions regarding a potential acquisition by Vista.

On November 11, 2020, representatives of Qatalyst held telephonic conferences with representatives of Party A and Party B to solicit additional acquisition proposals for Pluralsight. Representatives of Qatalyst requested that any acquisition proposal from Party A and Party B include an "implied 'no TRA' adjusted price" per share of Class A common stock (which assumed that the entire amount of Pluralsight's accelerated change of control payment obligations under the TRA were reduced to zero) and that any amounts actually payable in respect of the accelerated payment obligations under the TRA, whether or not it is amended, would reduce the actual amount of consideration payable to Pluralsight's equityholders on a dollar-for-dollar basis. The objective of this request was to allow the Transaction Committee to negotiate a potential reduction in the accelerated payment obligations under the TRA with the TRA Representative independently of the negotiation of an acquisition proposal, allowing the Transaction Committee to more effectively compare the actual amount proposed to be paid by potential acquirers based on the actual reduction in the amount of change of control payment obligations under the TRA that would eventually be agreed by the TRA Representative, if any. It also allowed Party A and Party B to submit acquisition proposals based on their perspectives on the value of Pluralsight without considering or giving effect to the economic impact of any payment obligations under the TRA. Representatives of Qatalyst did not notify Party A and Party B that Pluralsight was seeking to reduce the change of control payment obligations so as not to cause them to reduce their proposed "implied 'no TRA' adjusted price" for the acquisition of Pluralsight, if a proposal was to be submitted. Representatives of Party A indicated that Party A could potentially, subject to completion of diligence, submit an acquisition proposal with an "implied 'no TRA' adjusted price" of up to $20.00 in cash per share of Pluralsight Class A common stock (equating to a proposed price per share of Class A common stock of less than $20.00, which reduction would be based on the aggregate amount of the accelerated change of control payment obligations under the TRA). Representatives of Party A made it clear that Party A did not foresee any circumstance that would cause it to pay more than an "implied 'no TRA' adjusted price" of $20.00 in cash per share of Pluralsight Class A common stock. Party B declined to submit any expression of interest or acquisition proposal. ~~Representatives~~Separately, representatives of Party E communicated to representatives of Qatalyst that Party E was continuing to evaluate a potential strategic transaction with Pluralsight.

Also on November 11, 2020, representatives of Qatalyst held a telephonic conference with representatives of Vista to negotiate the terms of Vista's acquisition proposal. Representatives of Qatalyst indicated that Pluralsight would seek to amend the TRA to reduce the amount of Pluralsight's change of control obligation and requested from Vista a revised, higher value proposal. Following that discussion, representatives of Vista verbally provided a revised acquisition proposal of $17.75 in cash per share of Class A common stock and equivalents, assuming no reduction in the amount of the change of control payment obligation owed by Pluralsight under the TRA, which represented an estimated "implied 'no TRA' adjusted price" of $20.32 in cash per share of Class A common stock.

Also on November 11, 2020, representatives of Qatalyst and Wilson Sonsini held a telephonic conference with representatives of the TRA Representative to discuss the possibility of amending the TRA in connection with a potential change of control transaction involving Pluralsight, and proposed a fixed payment of $100 million in the aggregate to the TRA beneficiaries in full satisfaction of Pluralsight's change of control payment obligations.

On November 12, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini ~~and,~~; at the Transaction Committee's invitation, other members of the Pluralsight Board and members of management were in attendance. Mr. Hinkle ~~confirmed~~informed the Transaction Committee that ~~he his employer, Insight Partners,~~ had ~~been "walled off" from discussions~~implemented procedures prior to the telephonic conference among representatives of ~~Insight Venture Partners~~Qatalyst, Wilson Sonsini and ~~its affiliates, including~~ the TRA Representative on November 11, 2020, to ensure that Mr. Hinkle would not be involved in any discussions regarding the proposed TRA~~, and would not share confidential information that he receives~~ amendment to reduce the amount of the accelerated change of control payment obligations at Insight

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Partners (including in ~~his~~the TRA Representative's capacity as ~~a director of Pluralsight with~~ such ~~persons~~). Mr. Hinkle also ~~offered to~~informed the Transaction Committee that he would recuse himself from substantive discussions among the members of the Pluralsight Board regarding the negotiation of the TRA with the TRA Representative ~~(~~. Mr. Hinkle further informed the Transaction Committee that he would not share confidential information regarding the TRA amendment negotiations that he learned in his capacity as a member of the Pluralsight Board despite the recusal with any representatives of Insight Partners. Other members of Pluralsight Board and ~~did not attend or recused himself from portions of this meeting and subsequent~~members of management that were also TRA beneficiaries, including Mr. Skonnard, participated in the discussions at meetings of the Transaction Committee regarding negotiations with the TRA Representative, and the Transaction Committee continued its practice of meeting in executive session without any other members of the Pluralsight Board ~~where appropriate~~and without members of management in attendance, including (among other things) to discuss the negotiation of the TRA with the TRA Representative, as described below. Under the TRA, the TRA Representative is provided the authority to execute any and all documents on behalf of the TRA beneficiaries, including, but not limited to, amending the TRA; other TRA beneficiaries did not negotiate with the Transaction Committee to amend the TRA on behalf of the TRA beneficiaries. Representatives of Qatalyst provided an update on their discussions and negotiations with Vista, Party A, Party B and Party E, including Vista's updated proposal which represented an estimated "implied 'no TRA' adjusted price" of $20.32 in cash per share of Class A common stock, equating to $17.75 in cash per share of Class A common stock if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA. The directors also discussed considerations for increasing the value of Vista's and Party A's acquisition proposals, and the ability of Party E to submit an attractive acquisition proposal relative to the existing proposals. The Transaction Committee then met in executive session, without members of management or other members of the Pluralsight Board in attendance, and representatives of Qatalyst and Wilson Sonsini updated the Transaction Committee on their discussions with the TRA Representative. The Transaction Committee discussed further negotiation strategies and Pluralsight's valuation on a standalone basis. The Transaction Committee directed Qatalyst and Wilson Sonsini to continue negotiations with Vista, Party A, Party E and the TRA Representative, and for Qatalyst to provide Vista with a counter-proposal for an acquisition transaction with an "implied 'no TRA' adjusted price" between $22.50 and $23.00 in cash per share of Class A common stock and equivalents.

On November 13, 2020, representatives of Qatalyst held a telephonic conference with representatives of Vista to negotiate the terms of Vista's acquisition proposal, and provided Vista with a counter-proposal with an "implied 'no TRA' adjusted price" of $23.00 in cash per share of Class A common stock.

Also on November 13, 2020, representatives of Qatalyst and Wilson Sonsini held a telephonic conference with representatives of the TRA Representative to discuss the TRA in connection with a potential change of control. The representatives of the TRA Representative proposed an amendment to the TRA to reduce Pluralsight's change of control payment obligations to 75% of the amount that would have otherwise been payable as a result of a potential acquisition of Pluralsight based on the then-current terms of the TRA (i.e., a reduction of 25%). The representatives of the TRA Representative also requested that Pluralsight indemnify the TRA Representative for any losses or liabilities resulting from an amendment of the TRA and the contemplated transactions.

Over the subsequent days, representatives of Qatalyst continued to engage with Party A and Party E to solicit acquisition proposals from each of them.

On November 14, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini ~~and,~~; at the Transaction Committee's invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of Qatalyst provided an update on their discussions and negotiations with Vista, Party A and Party E, noting that Party E requested additional time to evaluate a potential strategic transaction with Pluralsight, and the directors discussed ways to preserve a competitive dynamic among the remaining interested counterparties. Representatives of Qatalyst provided an update on their discussions and negotiations with the TRA Representative, including the TRA Representative's proposal to reduce Pluralsight's change of control payment obligations to 75% of the amount that would have otherwise been payable under the then-current terms of the TRA. Mr. Hinkle did not participate in the discussion regarding negotiations with the TRA Representative; other members of the Pluralsight Board and members of management that were also TRA beneficiaries, including Mr. Skonnard, participated in these discussions. The Transaction Committee then met in executive session, without members of management or other members of the Pluralsight Board in attendance, and continued their discussion of negotiation strategies, among other things. In light of the fact that both the price of Vista's acquisition proposal, and also a reduction in the amount of Pluralsight's change of control payment obligations under the TRA, would affect the ultimate price per share to be paid to Pluralsight stockholders in a potential transaction with Vista, the Transaction Committee directed Qatalyst to solicit from Vista its best and final proposal with respect to an acquisition of Pluralsight.

On November 16, 2020, following continued discussions, representatives of Party E communicated to representatives of Qatalyst that Party E would not be in a position to further evaluate a potential strategic transaction involving Pluralsight at that time.

On November 17, 2020, representatives of Vista verbally provided to Qatalyst an updated acquisition proposal with an "implied 'no TRA' adjusted price" of $21.04 in cash per share of Class A common stock and equivalents. Following continued negotiations and discussions with representatives of Qatalyst, Vista further increased its acquisition proposal to a best and final proposal with an "implied 'no TRA' adjusted price" of $21.05 in cash per share of Class A common stock and equivalents, equating to $18.46 in cash per share of Class A common stock if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA. Representatives of Qatalyst and Wilson Sonsini also discussed certain other key terms of Vista's acquisition proposal, including Vista's sources of financing, specific performance rights for Pluralsight to enforce Vista's equity financing commitments and obligation to consummate the acquisition and other certainty of closing matters. Representatives of Vista also stated that it would not be willing to proceed with further discussions unless Pluralsight agreed to negotiate exclusively with Vista for a short period to be agreed.

Also on November 17, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini and,; at the Transaction Committee's invitation, other members of the Pluralsight Board and members of management were in attendance. Representatives of Qatalyst and Wilson Sonsini provided an update on their discussions and negotiations with Vista, Party A, Party E and the TRA Representative. Mr. Hinkle did not participate in the discussion regarding negotiations with the TRA Representative; other members of Pluralsight Board and members of management that were also TRA beneficiaries, including Mr. Skonnard, participated in these discussions. The Transaction Committee then met in executive session, without members of management or other members of the Pluralsight Board in attendance, and discussed negotiation strategies. In light of the receipt of Vista's best and final acquisition proposal for an "implied 'no TRA' adjusted price" of $21.05 in cash per share, the Transaction Committee directed representatives of Qatalyst to share with the TRA Representative Vista's best and final price and indicate that the Transaction Committee would not be prepared to move forward with Vista unless the TRA Representative agreed to a reduction in the aggregate amount of Pluralsight's change of control payment obligations under the TRA to $127 million (representing a reduction of approximately $290 million, which is an approximately 70% reduction of the estimated aggregate amount of approximately $417 million that would have otherwise been payable to the TRA beneficiaries under the then-existing terms of the TRA in respect of a change of control of Pluralsight at an "implied 'no TRA' adjusted price" of $21.05 in cash per share of Class A common stock and equivalents, equating to $18.46 in cash per share of Class A common stock if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA), which was in line with the illustrative estimates of the present value of the aggregate amounts that might be payable in the future to the TRA beneficiaries under the TRA absent a change of control, based on the Pluralsight prospective financial information as of October 2020, which was presented to the Transaction Committee on November 2, 2020.

On November 18, 2020, following continued discussions, representatives of Party A indicated to representatives of Qatalyst that Party A was not in a position to make a formal acquisition proposal at such time and, assuming Party A could in the future be in a position to make an acquisition proposal, did not envision any circumstances that would cause Party A to offer more than the previously indicated "implied 'no TRA' adjusted price" of $20.00 in cash per share previously indicatedof Class A common stock.

Also on November 18, 2020, representatives of Qatalyst and Wilson Sonsini held a telephonic conference with representatives of the TRA Representative to negotiate an amendment of the TRA. Representatives of Qatalyst and Wilson Sonsini stated to representatives of the TRA Representative that, in light of Vista's best and final acquisition proposal for an "implied 'no TRA' adjusted price" of $21.05 in cash per share of Class A common stock and the absence of any other acquisition proposals for a superior value, Pluralsight would not move forward with Vista unless the TRA Representative agreed to an amendment to the TRA to reduce the amount of Pluralsight's change of control payment obligations to $127 million. After this discussion, representatives of the TRA Representative called representatives of Wilson Sonsini to communicate that the TRA Representative would agree to an amendment to the TRA to reduce the amount of Pluralsight's change of control payment obligations from approximately $417 million (at the current Vista proposal equating to $18.46 in cash per share of Class A common stock if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA) to $127 million.

Later on November 18, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Qatalyst and Wilson Sonsini updated the Transaction Committee on their discussions with Party A and the TRA Representative, and reviewed with the Transaction Committee an illustrative allocation of the proposed $127 million change of control payment obligations under an amended TRA in connection with a potential sale of Pluralsight, including the payments that would be made to certain directors and officers of Pluralsight and their affiliates. Following discussion, the Transaction Committee determined that it would be in the best interests of Pluralsight and its stockholders to, and resolved to recommend that the Pluralsight Board, move forward to negotiate definitive agreements with respect to Vista's acquisition proposal for an "implied 'no TRA' adjusted price" of $21.05 in cash per share, of Class A common stock representing an acquisition price of $20.26 in cash per share of Class A common stock and equivalents assuming a $127 million change of control payment obligation under an amended TRA, and also agree to negotiate exclusively with Vista with respect to an acquisition transaction.

Also on November 18, 2020, following the meeting of the Transaction Committee, the Pluralsight Board held a meeting with members of management and representatives of Qatalyst and Wilson Sonsini in attendance. During that meeting the Transaction Committee updated the Pluralsight Board on its determination that it would be in the best interests of Pluralsight and its stockholders to, and recommendation that the Pluralsight Board, move forward to negotiate definitive agreements with respect to Vista's acquisition proposal. Representatives of Qatalyst and Wilson Sonsini reviewed the terms of Vista's acquisition proposal, including the exclusivity request, as well as the TRA Representative's agreement to reduce the amount of Pluralsight's change of control payment obligations under the TRA to $127 million. Representatives of Qatalyst and Wilson Sonsini also reviewed the terms of an acquisition transaction expected to be negotiated with Vista, including Vista's sources of financing, certainty of closing matters and the ability of the Pluralsight Board to evaluate and accept superior acquisition proposals if it was to execute definitive agreements with Vista with respect to an acquisition transaction. The Transaction Committee discussed with the Pluralsight Board and members of management and representatives of Qatalyst and Wilson Sonsini certain process considerations, including the low likelihood of obtaining a more attractive proposal from Party A and Party E and other potential counterparties with which representatives of Qatalyst and Pluralsight had engaged, the possibility that Vista could lower the value of its acquisition proposal or that Pluralsight and Vista could fail to reach agreement on the terms of an acquisition transaction, and the advisability of agreeing to negotiate exclusively with Vista with respect to an acquisition transaction. Mr. Skonnard confirmed to the Pluralsight Board that he had not had any discussions with Vista with respect to a potential rollover of his equity stake in connection with a potential acquisition of Pluralsight by Vista, and that Vista had not sought to initiate such discussions. Following discussion and the recommendation of the Transaction Committee, the Pluralsight Board unanimously agreed to enter into an exclusivity agreement with Vista.

On November 19, 2020, Vista delivered to Pluralsight an updated written proposal to acquire all of the outstanding equity of Pluralsight for $20.26 in cash per share of Class A common stock and equivalents in cash based on certain assumptions, including the number of shares of Class A common stock and equivalents outstanding at such time and the payment of $127 million by Pluralsight in satisfaction of its change of control payment obligations under the TRA following the acquisition. Vista also delivered a draft exclusivity agreement and, following negotiation of the terms, including the circumstances in which the exclusivity obligations would fall away, Pluralsight and Vista executed on November 19, 2020 an exclusivity agreement in which Pluralsight agreed to negotiate exclusively with Vista with respect to an acquisition transaction until December 11, 2020 or, if earlier, such time as Vista indicates that it intends to reduce the per share price at which it is willing to proceed with the acquisition transaction. Following Vista's request, Pluralsight consented to Vista confidentially approaching certain potential sources of equity and debt financing in connection with a potential acquisition. The Class A common stock closed at a trading price of $15.94 on November 19, 2020.

Beginning on November 20, 2020, representatives of Vista, potential institutional co-investors and potential lenders and their respective advisors, including Kirkland & Ellis LLP, Vista's outside counsel ("Kirkland"), were granted access to additional confirmatory legal and operational due diligence documents and information in Pluralsight's electronic dataroom to support their continued due diligence review of Pluralsight. Over the following three weeks, Vista, potential institutional co-investors and potential lenders and their respective advisors conducted operational, legal, financial and other due diligence on Pluralsight, including reviews of Pluralsight's commercial relationships, intellectual property, capitalization, equity awards and employee benefit plans and compliance and regulatory matters, and from time to time had discussions with representatives of Pluralsight and Qatalyst to discuss process, due diligence and related items with respect to an acquisition transaction.

Also on November 20, 2020, representatives of Kirkland sent a draft of the merger agreement to representatives of Wilson Sonsini, which draft contemplated (among other things) a full equity financing commitment of the acquisition by funds affiliated with Vista, specific performance rights for Pluralsight to enforce the equity financing commitments and the Buyer Parties' obligation to consummate the acquisition, a termination fee and Pluralsight liability limitation equal to 3.5% of Pluralsight's equity value in the acquisition and a Buyer liability limitation equal to 6% of Pluralsight's equity value.

On November 24, 2020, representatives of Wilson Sonsini sent a draft of the TRA amendment to representatives of the TRA Representative's outside legal advisor.

Also on November 24, 2020, following Vista's request, Pluralsight consented to Vista confidentially approaching certain additional potential sources of equity and debt financing in connection with a potential acquisition. The Class A common stock closed at a trading price of $15.25 on November 24, 2020.

On November 27, 2020, representatives of Wilson Sonsini sent to representatives of Kirkland a revised draft of the merger agreement, which draft contemplated (among other things) a termination fee and Pluralsight liability limitation equal to 2.75% of Pluralsight's equity value in the acquisition and a Buyer liability limitation equal to 8% of Pluralsight's equity value. Over the following two weeks, representatives of Pluralsight and Vista and their respective legal advisors exchanged revised drafts of the merger agreement and negotiated the terms of the merger agreement. Key terms of the merger agreement negotiated between the parties included the amounts of the termination fee, Pluralsight liability limitation and Buyer liability limitation, circumstances in which the termination fee would be payable by Pluralsight, circumstances in which the Pluralsight Board could negotiate alternative acquisition proposals, change its recommendation to stockholders in favor of the mergers and terminate the merger agreement to enter into definitive agreements for an alternative acquisition proposal, the definition of "Material Adverse Effect," Buyer Parties' commitments in connection with obtaining required regulatory approvals and other certainty of closing matters, the structure of the mergers and circumstances in which the Buyer Parties could modify the structure of the acquisition transactions, the treatment of unvested Pluralsight equity awards in connection with the consummation of the mergers and the interim operating covenants applicable to Pluralsight and exceptions thereto for matters such as commercial and strategic transactions, capital expenditures and employee hiring, termination and retention.

On November 30, 2020, representatives of Kirkland sent a draft of the voting agreement to representatives of Wilson Sonsini and representatives of outside counsel for the stockholders requested to be party to the voting agreement. The draft voting agreement did not contemplate that Pluralsight would be a party to the voting agreement and, while it did provide that the stockholders requested to be party to the voting agreement would vote in favor of the proposed transaction with Vista, it did not contemplate that such stockholders would also agree to vote their shares in favor of an alternative acquisition transaction approved by the Pluralsight Board (should one materialize). Over the following 10 days, representatives of Pluralsight, Vista, the stockholders requested to be party to the voting agreement and their legal advisors exchanged revised drafts of the voting agreement and negotiated the terms of the voting agreement. Key terms of the voting agreement negotiated between the parties included the terms of transfer restrictions applicable to the securities of Pluralsight held by such stockholders and provisions requiring the stockholders requested to be party to the voting agreement to vote their shares in favor of an alternative Acquisition Transaction approved by the Pluralsight Board (should one materialize), which the Transaction Committee believed was important so that a third party seeking to make an alternative Acquisition Proposal would also have the benefit of the voting agreement stockholders committing to vote in favor of the applicable alternative Acquisition Transaction.

Also on November 30, 2020, the Pluralsight Board held a meeting with members of management and representatives of Qatalyst and Wilson Sonsini in attendance. Representatives of Qatalyst provided the Pluralsight Board an update on Vista's due diligence review of Pluralsight. Representatives of Wilson Sonsini provided an update on the negotiation of the merger agreement, and discussed with the Pluralsight Board the key terms of the merger agreement being negotiated between the parties. Mr. Skonnard confirmed to the Pluralsight Board that he had not had any discussions with Vista with respect to a potential rollover of Mr. Skonnard's equity stake in connection with a potential acquisition of Pluralsight by Vista, and that Vista had not sought to initiate such discussions.

Also on November 30, 2020, following the meeting of the Pluralsight Board, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Wilson Sonsini provided an update on the negotiation of the voting agreement and the TRA amendment, and discussed with the Transaction Committee the terms of the voting agreement and the TRA amendment being negotiated among the parties. At the conclusion of the meeting, the Transaction Committee directed representatives of Qatalyst and Wilson Sonsini to continue negotiating the terms of merger agreement, voting agreement and the TRA amendment, with assistance from members of management where appropriate and required.

On December 3, 2020, representatives of the TRA Representative's outside legal advisor sent a revised draft of the TRA amendment to representatives of Wilson Sonsini. Over the following week, representatives of Pluralsight, the TRA Representative, Vista and their respective legal advisors exchanged revised drafts of the TRA amendment and negotiated the terms of the TRA amendment. Key terms of the TRA amendment negotiated between the parties included that the fixed $127 million change of control payment obligation would not increase if Pluralsight were to enter into a definitive agreement with respect to an alternative acquisition transaction (should one materialize), which the Transaction Committee believed was important so that a third party seeking to make an alternative Acquisition Proposal would also have the benefit of the reduced change of control payment obligation under the TRA, which reduction could be applied to a commensurate increase in the per share value of a potential alternative Acquisition Proposal, as well as the terms of Pluralsight's indemnification of the TRA Representative for losses in connection with its approval of the TRA amendment and restrictions on the ability of the TRA beneficiaries to redeem their Holdings units after executing the TRA amendment. Pluralsight management also calculated the allocation of the aggregate $127 million change of control payment among the TRA beneficiaries following the consummation of the mergers under the TRA amendment, based on the estimated payment that each TRA beneficiary would have received upon a change of control of Pluralsight under the then-current terms of the TRA relative to the aggregate amount of all such payments, which allocation was agreed to by the TRA Representative.

On December 4, 2020, representatives of Kirkland sent to representatives of Wilson Sonsini drafts of the equity commitment letter and limited guarantee, which drafts contemplated a full equity financing commitment of the acquisition by funds affiliated with Vista and specific performance rights for Pluralsight to enforce the equity financing commitments on the terms and conditions set forth in the equity commitment letter. Over the following week, representatives of Pluralsight and Vista and their respective legal advisors exchanged revised drafts of the equity commitment letter and the limited guarantee and negotiated the terms of the equity commitment letter and the limited guarantee, including the amount of the equity investment such funds affiliated with Vista agreed to deliver to the Buyer Parties to fund the mergers and the related transactions.

On December 7, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. Representatives of Wilson Sonsini provided an update on the negotiation of the merger agreement, and discussed with the Transaction Committee the key terms of the merger agreement being negotiated between the parties, including the amounts of the termination fee, Pluralsight liability limitation and Buyer liability limitation. The Transaction Committee directed representatives of Qatalyst and Wilson Sonsini to continue negotiating the terms of the merger agreement, voting agreement and the TRA amendment, with assistance from members of management where appropriate and required, including in connection with the proposed treatment of unvested Pluralsight equity awards in connection with the consummation of the mergers and the exceptions to the interim operating covenants for employee hiring, termination and retention matters in light of the need for Pluralsight to continue to attract and retain employees following the execution of the merger agreement.

On December 9, 2020, the Class A common stock closed at a trading price of $18.12. Prior to the close of trading on that day, Betaville Intelligence published a follow-up to its article indicating that Pluralsight may be in discussions regarding a potential acquisition by Vista.

On December 10, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Wilson Sonsini provided an update on the negotiation of the merger agreement, voting agreement and TRA amendment and other relevant transaction documents. Representatives of Wilson Sonsini also reviewed with the Transaction Committee the process implemented for evaluating and negotiating the merger agreement to date and certain process considerations and potential next steps, including that the Pluralsight Board had resolved that Pluralsight would not effectuate such a transaction unless it is first approved or recommended by the Transaction Committee and unless it is approved by the holders of a majority of the voting power of Pluralsight capital stock not held by any stockholder who is, or is known by Pluralsight to be affiliated with a party, receiving benefits in connection with the transaction pursuant to the TRA and other unique benefits, if any, as identified by the Transaction Committee, or any officer of Pluralsight, which conditions may not be waived. Representatives of Qatalyst reviewed with the Transaction Committee Pluralsight's solicitation of interest to date. Representatives of Wilson Sonsini also noted the conflict disclosure letter with respect to the potential conflicts of Qatalyst and its representatives with respect to the mergers prepared by Qatalyst and previously made available to the Transaction Committee and the Pluralsight Board. Representatives of Qatalyst also presented to the Transaction Committee its valuation analysis of Pluralsight on a standalone basis based on the Pluralsight prospective financial information as of October 2020. The Transaction Committee directed representatives of Qatalyst and Wilson Sonsini to finalize the terms of the merger agreement, voting agreement and the TRA amendment and other relevant transaction documents.

Also on December 10, 2020, the Pluralsight Board held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. The Transaction Committee provided the Pluralsight Board with an update on its evaluation and negotiation of the mergers and related transactions. Representatives of Qatalyst reviewed with the Pluralsight Board Pluralsight's solicitation of interest to date, including that 14 potential acquirers of Pluralsight (consisting of six strategic acquirers and eight financial sponsors (including Vista)) were included in the outreach process and that, of these, only Vista made a proposal that was capable of being accepted and the only other indication of value of a potential acquisition proposal (that did not materialize) was for an "implied 'no TRA' adjusted price" of no more than $20.00 per share of Pluralsight Class A common stock. Representatives of Qatalyst then presented to the Pluralsight Board its valuation analysis of Pluralsight on a standalone basis based on the Pluralsight prospective financial information as of October 2020 and various valuation methodologies, and reviewed the Per Share Price relative to the trading price of the Class A common stock over various trading periods, including periods prior to the potential impact of market rumors with respect to a pending acquisition of Pluralsight on the trading price of Class A common stock. In addition, the Pluralsight Board reviewed illustrative estimates of the present value of the portion of the tax benefits that might be payable in the future to the TRA beneficiaries under the TRA absent a change of control, calculated using a model approved by Pluralsight's management and assuming achievement of the Pluralsight prospective financial information as of October 2020, a per share price for the Class A common stock at which holders of Holdings units would exchange outstanding Holdings units into Class A common stock equal to the Per Share Price of $20.26, a 23.8% tax rate as provided by Pluralsight's management and discount rates ranging from 9.50 to 11.00 percent (which was the range of discount rates used by Qatalyst to calculate the implied net present value of the estimated future unlevered free cash flows of Pluralsight in connection with its financial analyses in connection with delivering its fairness opinion to the Pluralsight Board, which was rendered the following day), among other assumptions. These illustrative present value estimates ranged from $112 to $135 million. The Pluralsight Board also discussed risks and uncertainties related to achieving the Pluralsight prospective financial information as of October 2020, including the potential impact of market, customer and competitive trends on Pluralsight and the inherent uncertainty of achieving management forecasts. Representatives of Wilson Sonsini also reviewed with the Pluralsight Board certain relevant Delaware law matters, including the directors' fiduciary duties in connection with a potential sale of Pluralsight, and that the Pluralsight Board had resolved that Pluralsight would not effectuate such a transaction unless it is first approved or recommended by the Transaction Committee and unless it is approved by the holders of a majority of the voting power of Pluralsight capital stock not held by any stockholder who is, or is known by Pluralsight to be affiliated with a party, receiving benefits in connection with the transaction pursuant to the TRA and other unique benefits, if any, as identified by the Transaction Committee, or any officer of Pluralsight, which conditions may not be waived. Representatives of Wilson Sonsini also noted the conflict disclosure letter with respect to the potential conflicts of Qatalyst and its representatives with respect to the mergers prepared by Qatalyst and previously made available to the Pluralsight Board. Representatives of Wilson Sonsini also provided an overview of the terms of the merger agreement, voting agreement and TRA amendment and other relevant transaction documents. The Pluralsight Board also discussed with members of management their communications and announcement strategies if the merger agreement were to be approved and executed. The Pluralsight Board then met in executive session, without members of management in attendance, and continued to discuss the terms of the merger agreement, voting agreement and TRA amendment and other relevant transaction documents.

On December 10, 2020, the Class A common stock closed at a trading price of $18.91, a cumulative increase of approximately 17% since the closing price of the Class A common stock on November 9, 2020 (the last trading day before Betaville Intelligence published an article that Pluralsight may be in discussions regarding a potential acquisition by Vista).

On December 11, 2020, representatives of Wilson Sonsini, Kirkland and legal counsel to the TRA Representative and the stockholders requested to be party to the voting agreement finalized the forms of the merger agreement, voting agreements, TRA amendment and other relevant transaction documents.

Also on December 11, 2020, the Transaction Committee held a meeting with representatives of Qatalyst and Wilson Sonsini in attendance. No other members of the Pluralsight Board and no members of management attended this meeting. Representatives of Wilson Sonsini provided an update on the negotiation of the merger agreement, voting agreement and TRA amendment and other relevant transaction documents, including updates to the final terms of the merger agreement, voting agreement and TRA amendment since the last meeting of the Pluralsight Board. Representatives of Qatalyst confirmed that it was prepared to deliver its opinion to the Pluralsight Board that the Per Share Price was fair, from a financial point of view, to the holders of Class A common stock (other than the Parent Parties and their affiliates). At the conclusion of the meeting, the Transaction Committee unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, Pluralsight and the holders of Pluralsight capital stock, and that the Holdings merger is fair to, and in the best interests of, Holdings and the holders of Holdings date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.

Interests of Pluralsight's Directors and Executive Officers in the Mergers

When considering the recommendation of the Pluralsight Board that you vote to approve the proposal to adopt the merger agreement, you should be aware that our directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of stockholders generally, as more fully described below. The Transaction Committee and the Pluralsight Board were each aware of and considered these interests, among other matters, to the extent that they existed at the time, in approving the merger agreement and the mergers and, in the case of the Pluralsight Board, recommending that the merger agreement be adopted by stockholders. These interests are described in more detail and, where applicable, are quantified in the narrative below.

Arrangements with Parent Entities

As of the date of this proxy statement, none of our executive officers has had any discussions or negotiations, or entered into any agreement, with the Parent Entities or any of their affiliates regarding the potential terms of their individual employment arrangements following the consummation of the mergers, or the right to purchase or participate in the equity of the Surviving Corporation or one or more of its affiliates. Notably, prior to the execution of the merger agreement, Mr. Skonnard and Vista did not discuss the terms of Mr. Skonnard's employment or role with Pluralsight following a potential acquisition by Vista or rollover of equity in connection with a potential acquisition of Pluralsight by Vista, if any. The merger agreement provides that from the date of the merger agreement to the earlier of the termination of the merger agreement and the effective times of the mergers, the Parent Entities covenant that they will not, and will cause Vista Fund VII and its controlled affiliates not to, except as approved by the Pluralsight Board, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any executive officer of Pluralsight (1) regarding any continuing employment or consulting relationship with the Pluralsight Parties or their affiliates from and after the effective time of the Pluralsight merger; (2) pursuant to which any such executive officer would be entitled to receive consideration of a different amount or nature than stockholders or unitholders; or (3) pursuant to which any such executive officer would agree to provide (directly or indirectly) an equity investment to the Buyer Parties or the Pluralsight Parties or their respective affiliates in connection with the mergers. Prior to or following the closing of the mergers, certain of our executive officers may have discussions and may enter into agreements with the Buyer Parties, their subsidiaries or their respective affiliates regarding employment with, or the right to purchase or participate in the equity of, the Surviving Entities or one or more of their affiliates.

Although members of Pluralsight's senior management, including Mr. Skonnard, did not have any discussions with Vista regarding the potential terms of their potential employment arrangements following the closing of the mergers, on December 14, 2020, Pluralsight published an employee-focused FAQs stating that Mr. Skonnard "will continue to lead the company as CEO after the close." This statement was made in the context of providing stability to employees following the public announcement of the mergers and in the absence of any indications to the contrary from Vista. This statement also reflects the fact that, as a contractual matter (pursuant to Mr. Skonnard's existing employment arrangements), Mr. Skonnard will continue in his current role following the closing of the mergers until those arrangements are altered, if at all, by mutual agreement of Vista and Mr. Skonnard.

Insurance and Indemnification of Directors and Executive Officers

The merger agreement provides that the Surviving Entities and their subsidiaries will (and the Parent Entities will cause the Surviving Entities and their subsidiaries to) honor and fulfill, in all respects, the obligations of the Pluralsight Parties and their subsidiaries pursuant to any indemnification agreements with any of their current or former directors or officers (and any person who becomes a director or officer of the Pluralsight Parties or their subsidiaries prior to the effective times of the mergers) (collectively, the "indemnified forth in the TRA amendment) in the amounts set forth below. For more information, please see the section of this proxy statement captioned "The Mergers—Amendment to the Tax Receivable Agreement."

TRA Beneficiary	TRA Payments
Aaron Skonnard(1)	$20,696,211
James Budge(2)	$ 1,872,514
Nate Walkingshaw	$ 739,998
Fritz Onion(3)	$15,364,348
Tim Maudlin(4)	$ 469,873
Gary Crittenden(5)	$ 264,226
Arne Duncan	$ 552,403
Brad Rencher(6)	$ 471,071
Scott Dorsey(7)	$ 426,357
Karenann Terrell(8)	$ 326,653

(1) Consists of (i) $1,649,415 payable to Aaron Skonnard; (ii) $16,246,742 payable to Skonnard Consulting, Inc., of which Mr. Skonnard is an owner; (iii) $1,237,423 payable to The Skonnard Family GRAT 2021, of which Mr. Skonnard is a trustee; and (iv) $1,562,631 payable to The True Nord Trust, of which Mr. Skonnard may be deemed to have voting and dispositive power.

(2) Consists of (i) $1,804,449 payable to James Budge and (ii) $68,065 payable to Budge Family Trust, of which Mr. Budge is a co-trustee.

(3) Consists of (i) $15,301,414 payable to Onion Consulting, Inc., of which Mr. Onion is an owner and (ii) $62,935 payable to Frederick A. Onion Revocable Trust, of which Mr. Onion is a co-trustee.

(4) Consists of (i) $218,428 payable to Tim Maudlin; (ii) $130,215 payable to Timothy I. Maudlin Revocable Trust, of which Mr. Maudlin is a trustee; and (iii) $121,230 payable to Janice K. Maudlin Revocable Trust, of which Mr. Maudlin's wife is a trustee.

(5) Consists of (i) $210,282 payable to Gary Crittenden and (ii) $53,944 payable to Bear Mountain Ranch Asset Management, LLC, of which Mr. Crittenden is a managing member.

(6) Consists of (i) $233,156 payable to Brad Rencher and (ii) $237,915 payable to Centerpine LLC, of which Mr. Rencher is a manager.

(7) Consists of (i) $177,188 payable to Scott Dorsey and (ii) $249,170 payable to AREO Ventures, LLC, of which Mr. Dorsey is a manager.

(8) Consists of (i) $150,589 payable to Karenann Terrell and (ii) $176,064 payable to Karen A Terrell Living Trust of which Ms. Terrell is a trustee.

Ryan Hinkle, a director of Pluralsight, is a Managing Director of Insight Venture Management, LLC, an affiliate of the TRA Representative. The TRA Representative is also a TRA beneficiary and is entitled to receive $60,061,091 pursuant to the TRA amendment following the mergers. Under the TRA amendment, Pluralsight agreed to indemnify the TRA Representative for losses in connection with its approval of the TRA amendment.

Treatment of Holdings Units, Class B Common Stock and Class C Common Stock

As of the record date, Pluralsight's directors and executive officers and other persons known by certain executive officers of Pluralsight to be an affiliate or immediate family member of any of the foregoing, as a group, hold [____] vested Holdings units and [____] vested shares of Class B common stock and Class C common stock that correspond to such Holdings units on a one-to-one basis.

At the effective time of the Holdings merger, each Holdings unit outstanding as of immediately prior to the effective time of the Holdings merger (other than Holdings units held by the Pluralsight Parties) will be cancelled and automatically converted into the right to receive cash in an amount equal to $20.26, without interest.

In addition, at the effective time of the Pluralsight merger, each share of Class B common stock and each share of Class C common stock outstanding as of immediately prior to the effective time of the Pluralsight merger (except for Excluded Shares) will be cancelled and automatically converted into the right to receive cash in an amount equal to $0.0001, without interest, as provided in the Pluralsight Charter.

Treatment of Pluralsight Options, Pluralsight RSUs, Pluralsight PSUs, Holdings RSUs, and Holdings Incentive Units

Pluralsight and Pluralsight Holdings from time to time have, as applicable, granted awards under the Pluralsight Amended and Restated 2018 Equity Incentive Plan, Pluralsight Holdings Amended and Restated 2017 Equity Incentive Plan, the Pluralsight, LLC Incentive Unit Plan, and the Third Amended and Restated Restricted Share Unit Agreement between Pluralsight Holdings and Aaron Skonnard dated April 3, 2019 (the "Equity Plans"), consisting of options to purchase shares of Class A common stock (a "Pluralsight Option"), restricted stock units covering shares of Class A common stock (a "Pluralsight RSU"), performance-based restricted stock units covering shares of Class A common stock (a "Pluralsight PSU"), restricted stock units covering Holdings units and corresponding shares of Class C common stock (a "Holdings RSU"), and Holdings incentive units and corresponding shares of Class B common stock or Class C common stock, as applicable ("Holdings Incentive Units").

As of the record date, there were [   ] shares of Pluralsight common stock subject to outstanding Pluralsight Options, [   ] shares of Pluralsight common stock subject to outstanding Pluralsight RSUs (excluding [   ] shares subject to the Pluralsight RSUs that vested on that date), [   ] shares of Pluralsight common stock subject to outstanding Pluralsight PSUs (at maximum), [   ] Holdings units subject to Holdings RSUs, and [   ] incentive Holdings units subject to Holdings Incentive Units, in each case, held by our directors and executive officers, as a group.

At the closing of the mergers, each Pluralsight Option, Pluralsight RSU, Pluralsight PSU, Holdings RSU, and Holdings Incentive Unit that is unexpired, unexercised, outstanding and vested as of immediately before the closing of the mergers or that vests solely as a result of the consummation of the transactions contemplated by the merger agreement (each, a "Vested Award") will be cancelled and automatically converted into the right to receive a cash amount equal to the product of: (1) the total number of shares of Pluralsight common stock or Holdings units subject to the Vested Award, multiplied by (2) $20.26 (or, for each Pluralsight Option, the excess, if any, of $20.26 over the Pluralsight Option's per share exercise price), subject to any required tax withholdings (the "Vested Award Cash-out Payment").

At the closing of the mergers, each Pluralsight Option, Pluralsight RSU, Pluralsight PSU, Holdings RSU and Holdings Incentive Unit that is unexpired, unexercised, and outstanding as of immediately before the effective time of the Holdings merger that is not a Vested Award (each, an "Unvested Award") will be cancelled and automatically converted into the right to receive the cash replacement amount, subject to the vesting conditions described below. The cash replacement amount will be equal to the product of: (1) the total number of shares of Pluralsight common stock or Holdings units subject to the Unvested Award, multiplied by (2) $20.26 (or, for each Pluralsight Option, the excess, if any, of $20.26 over the Pluralsight Option's per share exercise price), subject to any required tax withholdings. For these purposes, the total number of shares of common stock subject to each Pluralsight PSU will be 100% of the number of shares subject to the Pluralsight PSU that becomes eligible to vest upon measurement, by the Pluralsight Board or its Compensation Committee, of actual performance achieved as of the date of the closing of the mergers against the relevant performance criteria under the applicable Pluralsight PSU agreement, and the applicable cash replacement amount with respect to such Pluralsight PSU will, subject to the holder's continued service with the Parent Entities and their affiliates through the end of the original performance period specified in the Pluralsight PSU agreement, vest and be payable within 30 days following the end of such original performance period. The cash replacement amount will be subject to the same vesting conditions (including continued service requirements and any accelerated vesting on specific terminations of employment) that applied to the cancelled Unvested Award in effect immediately before the closing of the mergers, except for terms rendered inoperative by reason of the mergers or for any applicable administrative or ministerial changes. If the vesting conditions are satisfied, the cash replacement amount will be paid at the same time(s) as the cancelled Unvested Award would have vested according to its terms, subject to the treatment of unvested Pluralsight PSUs described above.

Any Pluralsight Options (whether vested or unvested) with a per share exercise price equal to or greater than $20.26 will be cancelled immediately upon the effective time of the Pluralsight merger without payment or consideration.

The Equity Plans will terminate as of the effective time of the Pluralsight merger.

Payments Upon Termination At or Following Change in Control

Executive Employment Agreements

We have entered into an executive employment agreement with each of our executive officers pursuant to which if the executive officer's employment is terminated by us or any Parent Entity (or any parent or subsidiaries of ours or Parent) for any reason other than Cause (as defined in the applicable employment agreement), or by the executive officer for Good Reason (as defined in the applicable employment agreement), the executive officer will receive the following severance benefits, subject to signing and not revoking a release of claims in our favor and continuing to comply with the release (which generally includes a requirement for continued compliance with confidentiality obligations, as well as a non-solicitation of employees, customers and suppliers and non-competition obligation for a period of 12 months following employment termination):

- severance pay in an amount equal to $200,000 with respect to Mr. Skonnard, $175,000 with respect to Mr. Budge, and equal to six months of then-current base salary with respect to our other executive officers (Mr. Meyercord and Mr. Forkner), in each instance, payable less applicable withholdings in equal periodic installments over six months, and,

- if the executive officer properly elects continuation coverage under our group medical insurance plan under applicable law, the percentage of the premium for such medical plan coverage which we bear for similarly situated active employees of ours and their enrolled family members immediately before the termination date for up to six months.

For purposes of the executive employment agreements, "cause" generally means (1) the executive's willful conduct that is materially injurious to Pluralsight or any of its affiliates or the commission of any other material act or omission involving dishonesty with respect to Pluralsight, (2) the executive's conviction of a felony or of a misdemeanor involving a crime of moral turpitude; (3) the executive's fraud, embezzlement, or misappropriation of any money, assets, or other property of the Pluralsight Board; (4) the executive's insubordination or other willful refusal to comply with any lawful request of Pluralsight Board; (5) the executive's material breach of any of his or her obligations, duties, or agreements to Pluralsight; or (6) the executive's death or disability.

For purposes of the executive employment agreements, "good reason" generally means, subject to certain notice and cure period, (1) a material adverse change in executive's job duties or authorities, including demotion or change in line of reporting, without executive's advance written consent; (2) a reduction in the executive's salary without executive's advance written consent; and/or (3) Pluralsight's material breach of the executive's employment agreement.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the mergers that may be paid or become payable to each of our named executive officers in connection with the mergers. Please see the previous portions of this section for further information regarding this compensation.

The amounts indicated in the table below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that the mergers were consummated on ~~December~~January ~~28~~15, ~~2020~~2021, and in the case of each named executive officer, that the named executive officer's employment is terminated by

Pluralsight without cause or by the named executive officer for good reason, in each case, on that date. Pluralsight's named executive officers will not receive pension, non-qualified deferred compensation, tax reimbursement or other benefits in connection with the mergers.

Some of the amounts set forth in the table would be payable solely by virtue of the consummation of the mergers. In addition to the assumptions regarding the consummation date of the mergers and the termination of employment, these estimates are based on certain other assumptions that are described in the footnotes accompanying the table below. Accordingly, the ultimate values to be received by a named executive officer in connection with the mergers may differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Aaron Skonnard		27,568,998		27,777,741
	200,000	27,031,034	8,743	27,239,777
James Budge		7,644,969		7,828,712
	175,000	6,567,704	8,743	6,751,447
Ross Meyercord	182,000	4,909,525	8,743	5,100,268
Nate Walkingshaw (4)	—			—

(1) The cash amount represents the total potential severance payments to each named executive officer that may be payable in connection with the mergers pursuant to each such executive officer's employment agreement if the named executive officer's employment is terminated by Pluralsight without Cause or by the named executive officer for Good Reason (as both terms are defined in the applicable employment agreement) and the executive officer timely executes and does not revoke a separation agreement and release in favor of Pluralsight. All such "double trigger" severance payments are payable, less applicable withholdings, over six months in equal periodic installments. For more information, please see the section of this proxy statement captioned "The Mergers—Interests of Pluralsight's Directors and Executive Officers in the Mergers—Payments Upon Termination At or Following Change in Control—Executive Employment Agreements."

(2) Represents Pluralsight RSUs, Pluralsight PSUs, Holdings RSUs, and Holdings Incentive Units (collectively, "Executive Awards") that will receive consideration in the mergers, assuming, solely for purposes of this table, continued employment of each named executive officer through the consummation of the mergers and that the named executive officer's employment is terminated by Pluralsight without Cause or by the named executive officer for Good Reason (as both terms are defined in the applicable award agreement) on such date, except that for Mr. Skonnard, $6,636,690 of the value in the table above represents single-trigger acceleration that is payable to him with respect to his 327,576 Holding Incentive Units upon the consummation of the mergers in accordance with the award agreement governing such units, regardless of whether his employment terminates upon the consummation of the mergers. For more information on the vesting acceleration protections applicable to named executive officers, please see the section of this proxy statement captioned "The Mergers—Interests of Pluralsight's Directors and Executive Officers in the Mergers—Equity Awards Held by Pluralsight's Executive Officers and Non-employee Directors."

The values for each award in the table below represent the product of $20.26, multiplied by the number of shares of Class A common stock or Holdings units subject to the awards, as applicable, and, with respect to awards of Pluralsight PSUs, calculated assuming 200% achievement of the target number of shares underlying such awards. Other than Mr. Skonnard's single-trigger acceleration award described in the previous paragraph, the acceleration benefits for the named executive are double trigger acceleration benefits. The amounts in the table below do not reflect the value of any payments under the TRA and the TRA amendment, which values are described in the section of this proxy statement captioned "The Mergers—Interests of Pluralsight's Directors and Executive Officers in the Mergers—The TRA and the TRA Amendment" above. The aggregate value of each named executive officer's single-trigger and double-trigger acceleration awards is set forth in the table below:

Name	Number of Shares/Units Subject to Executive Awards Accelerating (#)	Per Share Value of Executive Awards Accelerating ($)	Total ($)
Aaron Skonnard	1,360,760		27,568,998
	1,334,207	20.26	27,031,034
James Budge	377,343		7,644,969
	324,171	20.26	6,567,704

Name	Number of Shares/Units Subject to Executive Awards Accelerating (#)	Per Share Value of Executive Awards Accelerating ($)	Total ($)
Ross Meyercord	242,326	20.26	4,909,525

(3) Represents the estimated value of the percentage of the premiums Pluralsight will pay to continue the named executive officer's continued health coverage under COBRA for a period of six months in the event the named executive officer's employment is terminated by Pluralsight without Cause or by the named executive officer for Good Reason (as both terms are defined in the applicable employment agreement) and the executive officer timely executes and does not revoke a separation agreement and release in favor of Pluralsight. The COBRA reimbursements are a "double trigger" benefit.

(4) Mr. Walkingshaw voluntarily resigned effective July 13, 2020, and is not receiving any compensation in connection with the transactions contemplated by the merger agreement (other than in his capacity as a TRA beneficiary or as a stockholder of Pluralsight).

Equity Awards Held by Pluralsight's Executive Officers and Non-employee Directors

As discussed above, at the closing of the mergers, each Vested Award (including those held by our executive officers and non-employee directors) will be cancelled and automatically converted into the right to receive the Vested Award Cash-out Payment, and each Unvested Award (including those held by our executive officers) will be cancelled and automatically converted into the right to receive the cash replacement amount, subject to the vesting conditions (including any accelerated vesting on specific terminations of employment) and payable terms described above.

Pursuant to the terms of our 2018 Equity Incentive Plan (the "2018 Plan"), awards granted under the 2018 Plan to non-employee directors will fully vest in the event of a Change in Control (as defined in the 2018 Plan and which includes the mergers).

Under the terms of the Class B Incentive Unit Offer Letter between Pluralsight Holdings and Aaron Skonnard dated September 29, 2017, all of the unvested Holdings Incentive Units subject to the award will fully vest upon a Sale of the Company (as defined in the Class B Incentive Unit Offer Letter and which includes the Holdings merger).

Pursuant to each executive officer's equity award agreement (other than with respect to equity awards granted to the executive officer in 2021), if the executive officer's service is terminated by Pluralsight or its successor without Cause or by the executive officer for Good Reason (as such terms are defined in the applicable award agreement) upon or within twelve months following a Change in Control (which would include the closing of the mergers), then their cash replacement awards will fully accelerate and vest; provided that Aaron Skonnard's Third Amended and Restated Restricted Share Unit Agreement with Pluralsight Holdings does not limit such acceleration benefits to the twelve month period following a Change in Control. Equity awards granted to executive officers in 2021 will not provide for acceleration upon the closing of the mergers or qualifying termination following the closing of the mergers.

Equity Interests of Pluralsight's Executive Officers and Non-employee Directors

The following table sets forth the number of shares of Pluralsight common stock and Holdings units and the number of shares of Pluralsight common stock and Holdings units underlying equity awards held by each of Pluralsight's executive officers and non-employee directors, that are outstanding as of ~~December~~January ~~28~~15, ~~2020~~2021. The table also sets forth the values of these shares and equity awards, determined as the number of shares multiplied by the Per Share Price (minus the applicable per share exercise price for any Pluralsight Options). No additional shares of common stock or equity awards were granted to any executive officer or non-employee director in contemplation of the mergers.

Equity Interests of Pluralsight's Executive Officers and Non-employee Directors

The following table sets forth the number of shares of Pluralsight common stock and Holdings units and the number of shares of Pluralsight common stock and Holdings units underlying equity awards held by each of Pluralsight's executive officers and non-employee directors, that are outstanding as of ~~December~~January ~~28~~15, ~~2020~~2021. The table also sets forth the values of these shares, Holding units and equity awards, determined as the number of applicable shares or Holding units multiplied by the Per Share Price, Class B Share Price, Class C Per Share Price or Per Unit Price, as applicable (minus the applicable per share exercise price for any Pluralsight Options). No additional shares of common stock, Holdings units or equity awards were granted to any executive officer or non-employee director in contemplation of the mergers.

Name	Class A Stock (#)(1)	Class A Stock ($)	Class B Stock (#)(2)	Class B Stock ($)	Class C Stock (#)(3)	Class C Stock ($)	Holdings units (#)(4)	Holdings units ($)	Pluralsight Options (#)(5)	Pluralsight Options ($)	Pluralsight RSUs (#)(6)	Pluralsight RSUs ($)	Pluralsight PSUs (#)(7)	Pluralsight PSUs ($)	Holdings RSUs (#)(8)	Holdings RSUs ($)	Holdings Incentive Units (#)(9)	Holdings Incentive Units ($)	Total ($)
Aaron Skonnard(10)	~~336,243~~ 354,679	$~~6,812,283.18~~ 7,185,797	0	—	13,073,211	$~~1,307.32~~ 1,307	13,073,211	$~~264,863,254.786~~ 264,863,255	1,566,166	$~~8,238,033.16~~ 8,238,033	~~152,044~~ 125,491	$ ~~3,080,411.44~~2,542,448	318,640	$~~6,455,646.40~~ 6,455,646	562,500	$~~11,396,250.00~~ 11,396,250	327,576	$~~6,636,689.76~~ 6,636,690	$~~307,483,876.12~~ 307,319,426
James Budge(11)	~~8,149~~ 44,584	$ ~~165,098.74~~ 903,272	129,846	$ ~~12.98~~ 13	0	—	129,846	$ ~~2,630,679.96~~ 2,630,680	737,503	$~~3,879,265.78~~ 3,879,266	~~98,388~~ 85,112	~~1,993,340.88~~$ 1,724,369	~~146,109~~ 106,213	$~~2,960,168.34~~ 2,151,875	0	—	13,846	$~~2,691,459.96~~ 2,691,460	$ ~~14,320,026.64~~ 13,980,935
Matthew Forkner(12)	10,008	$ ~~202,762.08~~ 202,762	0	—	0	—	0	—	0	—	~~145,345~~ 119,099	$ ~~2,944,689.70~~2,412,946	84,970	$~~1,721,492.20~~ 1,721,492	0	—	0	—	$ ~~4,868,943.98~~ 4,337,200
Ross Meyercord(13)	~~27,708~~ 21,008	$ ~~561,364.08~~ 425,622	0	—	0	—	0	—	0	—	242,326	$ ~~4,909,524.76~~4,909,525	0	—	0	—	0	—	$ ~~5,470,888.84~~ 5,335,147
Nate Walkingshaw(14)	0	—	0	—	0	—	0	—	0	—	0	—	0	—	0	—	0	—	—
Gary Crittenden(15)	39,840	$ ~~807,158.40~~ 807,158	179,758	$ ~~17.98~~ 18	0	—	179,758	$ ~~3,641,897.08~~ 3,641,897	80,721	$ ~~424,592.46~~ 424,592	15,040	$ ~~304,710.40~~304,710	0	—	0	—	0	—	$ ~~5,178,376.32~~ 5,178,376
Scott Dorsey(16)	25,240	$ ~~511,362.40~~ 511,362	171,712	$ ~~17.17~~ 17	0	—	171,712	$ ~~3,478,885.12~~ 3,478,885	109,110	$ ~~573,918.60~~ 573,919	11,632	$ ~~235,664.32~~235,664	0	—	0	—	0	—	$ ~~4,799,847.61~~ 4,799,848
Arne Duncan(17)	25,240	$ ~~511,362.40~~ 511,362	333,008	$ ~~33.30~~ 33	0	—	333,008	$ ~~6,746,742.08~~ 6,746,742	153,179	$ ~~805,721.54~~ 805,722	11,632	$ ~~235,664.32~~235,664	0	—	0	—	0	—	$ ~~8,299,523.64~~ 8,299,524
Ryan Hinkle(18)	49,412	$~~1,001,087.12~~ 1,001,087	0	—	0	—	0	—	0	—	0	—	0	—	0	—	0	—	$ ~~1,001,087.12~~ 1,001,087
Leah Johnson(19)	3,620	$ ~~73,341.20~~ 73,341	0	—	0	—	0	—	0	—	11,632	$ ~~235,664.32~~235,664	0	—	0	—	0	—	$ ~~309,005.52~~ 309,006
Timothy Maudlin(20)	0	—	272,588	$ ~~27.26~~ 27	0	—	272,588	$ ~~5,522,632.88~~ 5,522,633	80,721	$ ~~424,592.46~~ 424,592	11,632	$ ~~235,664.32~~235,664	0	—	0	—	0	—	$ ~~6,182,916.92~~ 6,182,917
Frederick Onion(21)	312,400	$~~6,329,224.00~~ 6,329,224	9,961,071	$~~996.11~~ 996	0	—	9,961,071	$ ~~201,811,298.46~~ 201,811,298	0	—	0	—	0	—	0	—	0	—	$~~208,141,518.57~~ 208,141,519
Bradley Rencher(22)	25,240	$ ~~511,362.40~~ 511,362	208,170	$ ~~20.82~~ 21	0	—	208,170	$ ~~4,217,524.20~~ 4,217,524	80,721	~~424,592.46~~ 424,592	11,632	$ ~~235,664.32~~235,664	0	—	0	—	0	—	$ ~~5,389,164.20~~ 5,389,164
Bonita Stewart(23)	26,240	$ ~~531,622.40~~ 531,622	0	—	0	—	0	—	0	—	13,821	$ ~~280,013.46~~280,013	0	—	0	—	0	—	$ ~~811,635.86~~ 811,636
Karenann Terrell(24)	25,240	$ ~~511,362.40~~ 511,362	103,459	$ ~~10.35~~ 10	0	—	103,459	$ ~~2,096,079.34~~ 2,096,079	131,926	$ ~~693,930.76~~ 693,931	11,632	$ ~~235,664.32~~235,664	0	—	0	—	0	—	$ ~~3,537,047.17~~ 3,537,047

(1) This number includes shares of Class A common stock beneficially owned, excluding shares of Class A common stock issuable upon exercise of Pluralsight Options or settlement of Pluralsight RSUs or Pluralsight PSUs.
(2) This number includes shares of Class B common stock beneficially owned, excluding shares of Class B common stock issued pursuant to unvested incentive Holdings units and subject to a right of repurchase in favor of Pluralsight as of ~~December~~January ~~28~~15, ~~2020~~2021.
(3) This number includes shares of Class C common stock beneficially owned, excluding shares of Class C common stock issuable upon settlement of Holdings RSUs or issued pursuant to unvested incentive Holdings units and subject to a right of repurchase in favor of Pluralsight as of ~~December~~January ~~28~~15, ~~2020~~2021.

(4) This number includes Holdings units beneficially owned, excluding Holdings units issuable upon settlement of Holdings RSUs or Holdings units issued pursuant to unvested incentive Holdings units and subject to a right of repurchase in favor of Pluralsight as of ~~December~~January ~~28~~15, ~~2020~~2021.

(5) All vesting conditions related to Pluralsight Options held by Pluralsight's executive officers and non-employee directors have been satisfied as of ~~December~~January ~~28~~15, ~~2020~~2021, and all such Pluralsight Options are exercisable.

(6) This number reflects the shares of Class A common stock subject to Pluralsight RSUs that were not vested as of ~~December~~January ~~28~~15, ~~2020~~2021.

(7) This number reflects the shares of Class A common stock subject to Pluralsight PSUs (at maximum) that were not vested as of ~~December~~January ~~28~~15, ~~2020~~2021.

(8) This number reflects the Holdings units subject to Holdings RSUs that were not vested as of ~~December~~January ~~28~~15, ~~2020~~2021.

(9) This number reflects the Holdings units issued pursuant to unvested incentive Holdings units and subject to a right of repurchase in favor of Pluralsight.

(10) Consists of (i) 329,827 shares of Class A common stock and 9,732,644 Holdings units and corresponding shares of Class C common stock held by Skonnard Consulting, Inc., of which Mr. Skonnard is an owner; (ii) 440,477 Holdings units and corresponding shares of Class C common stock held by Skonnard Family GRAT 2021, of which Mr. Skonnard is a trustee; (iii) 988,408 Holdings units and corresponding shares of Class C common stock held by True Nord Trust, of which Mr. Skonnard may be deemed to have voting and dispositive power; (iv) 365,317 Holdings units and corresponding shares of Class C common stock held by Aaron & Monica Skonnard Revocable Trust, of which Mr. Skonnard is co-trustee; (v) ~~6,416~~ 24,852 shares of Class A common stock and 1,873,941 Holdings units and corresponding shares of Class C common stock (of which 327,576 Holdings units and corresponding shares of Class C common stock

are issued pursuant to unvested incentive Holdings units and subject to a right of repurchase in favor of the Company) held by Mr. Skonnard; (vi) 1,566,166 shares of Class A common stock subject to options held by Mr. Skonnard that are immediately exercisable; (vii) ~~152,044~~ 125,491 shares of Class A common stock held by Mr. Skonnard underlying RSUs; (viii) 318,640 shares of Class A common stock held by Mr. Skonnard underlying PSUs; and (ix) 562,500 Holdings units and corresponding shares of Class C common stock held by Mr. Skonnard underlying Holdings RSUs.

(11) Consists of (i) ~~8,149~~ 44,584 shares of Class A common stock held by Mr. Budge; (ii) 737,503 shares of Class A common stock subject to options held by Mr. Budge that are immediately exercisable; (iii) ~~98,388~~ 85,112 shares of Class A common stock held by Mr. Budge underlying RSUs; (iv) ~~146,109~~ 106,213 shares of Class A common stock held by Mr. Budge underlying PSUs; and (v) 262,692 Holdings units and corresponding shares of Class B common stock held by Mr. Budge, of which 132,846 Holdings units and corresponding shares of Class B common stock are issued pursuant to unvested incentive Holdings units and subject to a right of repurchase in favor of the Company.

(12) Consists of (i) 10,008 shares of Class A common stock held by Mr. Forkner; (ii) ~~145,345~~ 119,099 shares of Class A common stock held by Mr. Forkner underlying RSUs; and (iii) 84,970 shares of Class A common stock held by Mr. Forkner underlying PSUs.

(13) Consists of (i) ~~27,708~~ 21,008 shares of Class A common stock held by Mr. Meyercord; and (ii) 242,326 shares of Class A common stock held by Mr. Meyercord underlying RSUs.

(14) Mr. Walkingshaw terminated his employment with the Company in July 2020 and did not beneficially own shares of common stock or Holdings units as of ~~December~~January ~~28~~15, ~~2020~~2021.

(15) Consists of (i) 25,240 shares of Class A common stock and 144,423 Holdings units and corresponding shares of Class B common stock held by Mr. Crittenden; (ii) 14,600 shares of Class A common stock and 35,335 Holdings units and corresponding shares of Class B common stock held by Bear Mountain Ranch Asset Management, LLC, of which Mr. Crittenden is a managing member; (iii) 80,721 shares of Class A common stock subject to options held by Mr. Crittenden that are immediately exercisable; and (iv) 15,040 shares of Class A common stock held by Mr. Crittenden underlying RSUs.

(16) Consists of (i) 25,240 shares of Class A common stock held by Mr. Dorsey; (ii) 109,110 shares of Class A Common stock subject to options held by Mr. Dorsey that are immediately exercisable; (iii) 121,712 Holdings units and corresponding shares of Class B common stock held by Mr. Dorsey; (iv) 50,000 Holdings units and corresponding shares of Class B common stock held by AREO Ventures, LLC, of which Mr. Dorsey is a manager; and (v) 11,632 shares of Class A common stock held by Mr. Dorsey underlying RSUs.

(17) Consists of (i) 25,240 shares of Class A common stock held by Mr. Duncan; (ii) 153,179 shares of Class A Common stock subject to options held by Mr. Duncan that are immediately exercisable; (iii) 333,008 Holdings units and corresponding shares of Class B common stock held by Mr. Duncan; and (iv) 11,632 shares of Class A common stock held by Mr. Duncan underlying RSUs.

(18) Consists of 49,412 shares of Class A common stock held by Mr. Hinkle. Mr. Hinkle is a Managing Director of Insight Venture Management, LLC, ("Insight Venture Management"). Certain affiliates of Insight Venture Management hold 5,212,692 shares of Class A common stock in the aggregate, representing a value of $105,609,139.92 in the aggregate, determined as the number of such shares multiplied by the Per Share Price. Mr. Hinkle does not hold voting or dispositive power over such shares.

(19) Consists of (i) 3,620 shares of Class A common stock held by Ms. Johnson; and (ii) 11,632 shares of Class A common stock held by Ms. Johnson underlying RSUs.

(20) Consists of (i) 94,255 Holdings units and corresponding shares of Class B common stock held by Mr. Maudlin; (ii) 80,721 shares of Class A Common stock subject to options held by Mr. Maudlin that are immediately exercisable; (iii) 79,583 Holdings units and corresponding shares of Class B common stock held by Janice K. Maudlin Revocable Trust, of which Mr. Maudlin's wife is a trustee; (iv) 59,582 Holdings units and corresponding shares of Class B common stock held by Timothy I. Maudlin Revocable Trust, of which Mr. Maudlin is a trustee; (v) 19,168 Holdings units and corresponding shares of Class B common stock held by Timothy I. Maudlin 2019 Trust, of which Mr. Maudlin is a trustee; (vi) 20,000 Holdings units and corresponding shares of Class B common stock held by Timothy I. Maudlin 2020 Trust, of which Mr. Maudlin is a trustee; and (vii) 11,632 shares of Class A common stock held by Mr. Maudlin underlying RSUs.

(21) Consists of (i) 282,400 shares of Class A common stock and 9,919,847 Holdings units and corresponding shares of Class B common stock held by Onion Consulting, Inc., of which Mr. Onion is an owner; and (ii) 30,000 shares of Class A common stock and 41,224 Holdings units and corresponding shares of Class B common stock held by Frederick A. Onion Revocable Trust, of which Mr. Onion is a co-trustee.

(22) Consists of (i) 25,240 shares of Class A common stock and 51,923 Holdings units and corresponding shares of Class B common stock held by Mr. Rencher; (ii) 80,721 shares of Class A Common stock subject to options held by Mr. Rencher that are immediately exercisable; (iii) 156,247 Holdings units and corresponding shares of Class B common stock held by Centerpine LLC, of which Mr. Rencher is a manager; and (iv) 11,632 shares of Class A common stock held by Mr. Rencher underlying RSUs.

(23) Consists of (i) 15,240 shares of Class A common stock held by Ms. Stewart; (ii) 11,000 shares of Class A common stock held by Bonita K. Coleman Trust, of which Ms. Stewart is trustee; and (iii) 13,821 shares of Class A common stock held by Ms. Stewart underlying RSUs.

(24) Consists of (i) 25,240 shares of Class A common stock held by Ms. Terrell; (ii) 131,926 shares of Class A Common stock subject to options held by Ms. Terrell that are immediately exercisable; (iii) 103,459 Holdings units and corresponding shares of Class B common stock held by Ms. Terrell; and (iii) 11,632 shares of Class A common stock held by Ms. Terrell underlying RSUs.

Financing of the Mergers

The obligation of the Buyer Parties to consummate the mergers is not subject to any financing condition.

We anticipate that the total amount of funds necessary to pay the aggregate merger consideration payable to the stockholders and unitholders in the mergers is approximately $3.06 billion in cash.

VII under the Limited Guaranty or under the Equity Commitment Letter, or makes any claim arising under or in connection with the merger agreement, the Limited Guaranty or the Equity Commitment Letter, or the transactions contemplated thereby, or other certain claims permitted by the Limited Guaranty.

The Voting and Support Agreements

The following summary describes the material provisions of the voting agreements. The description of the voting agreements in this summary and elsewhere in this proxy statement is not complete and is qualified in its entirety by reference to the voting agreements, the form of which is attached to this proxy statement as Annex D and incorporated into this proxy statement by reference. We encourage you to read the form of voting agreement carefully and in its entirety because this summary may not contain all the information about the voting agreements that is important to you. **The rights and obligations of the parties are governed by the express terms of the voting agreements and not by this summary or any other information contained in this proxy statement.**

Concurrently with the execution of the merger agreement, Pluralsight and the Parent Entities have entered into the voting agreements with the voting agreement stockholders. As of the record date, the voting agreement stockholders held, in the aggregate, shares of common stock representing approximately [   ]% of the voting power of the total outstanding shares of common stock.

Under the voting agreements, the voting agreement stockholders have agreed, subject to the terms and conditions in the voting agreements, to vote all of their shares of common stock (i) in favor of the adoption of the merger agreement and the approval of the mergers and other transactions contemplated by the merger agreement, (ii) in favor of any proposal recommended by the Pluralsight Board (or a committee thereof) that is intended to facilitate the consummation of the transactions contemplated by the merger agreement, (iii) in favor of any non-binding advisory vote on "golden parachute" executive compensation arrangements and/or (iv) except as described below, against any Acquisition Proposal or any other action or agreement which would reasonably be expected to result in any of the conditions to the Pluralsight Parties' obligations to consummate the mergers not being fulfilled. The voting agreement stockholders have also waived appraisal rights in connection with the mergers, and have agreed not to raise certain legal challenges to the mergers. In addition, if Pluralsight terminates the merger agreement to enter into an Alternative Acquisition Agreement pursuant to and in accordance with the "fiduciary out" provisions of the merger agreement (or terminates such Alternative Acquisition Agreement to enter into an Alternative Acquisition Agreement, in one or more iterations) that has been approved and recommended by the Pluralsight Board, the voting agreements also provide that the voting agreement stockholders will vote in favor of the Acquisition Transaction to be effected pursuant to such Alternative Acquisition Agreement then in effect.

Pursuant to the voting agreements, the voting agreement stockholders have agreed not to, until the termination of the voting agreements and subject to certain exceptions in the voting agreements, directly or indirectly: (a) transfer, redeem, surrender, assign, sell, gift-over, hedge, pledge or otherwise dispose (whether by liquidation, dissolution, dividend, distribution or otherwise) of, enter into any derivative arrangement with respect to, create any lien or encumbrance on or take any other action that would be deemed a Transfer (as such term is defined in the Pluralsight Charter) with respect to any of their shares of common stock (any of the items set forth in this clause (a), a "Transfer"); (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to their shares of common stock with respect to any matter that is in contravention of the applicable voting agreement; (d) deposit any of their shares of common stock into a voting trust or enter into a voting agreement or arrangement with respect to their shares of common stock that is in contravention of the applicable voting agreement; (e) initiate or exercise a redemption of such stockholders' Holdings units, or otherwise voluntarily convert or exchange any or all of such stockholders' shares of common stock as of the date of the voting agreements into a different class of common stock (including by way of a Transfer as such term is

85

in each taxable year ending on or after the change of control to fully utilize all potential future tax benefits that are subject to the TRA and that any unexchanged Holdings units would be exchanged for cash at the market value of the Class A common stock as of the closing of the change of control, and applying a discount rate to those payments equal to the lesser of (1) 6.00% per annum, compounded annually, and (2) LIBOR plus 100 basis points. The mergers, upon closing, constitute a change of control under the TRA that would cause the payment obligations to accelerate and become due and payable.

Under the TRA, the TRA Representative is provided the authority to execute any and all documents on behalf of the TRA beneficiaries, including, but not limited to, amending the TRA.

For more information with respect to the TRA, please see our other filings with the SEC, including the section in our 2020 Proxy Statement captioned "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." A copy of the TRA is included as Exhibit 10.2 to Pluralsight's Annual Report for the year ended December 31, 2019 on Form 10-K/A filed with the SEC.

On December 11, 2020, in connection with the execution of the merger agreement, Pluralsight and Pluralsight Holdings entered into the TRA amendment with the TRA Representative, in accordance with the terms of the TRA. The TRA amendment establishes that the parties to the TRA (other than Pluralsight and Pluralsight Holdings) will be entitled to receive an aggregate amount of $127 million in connection with the closing of the mergers in full satisfaction of Pluralsight's payment obligation under the TRA. This represents a reduction of approximately $290 million, which is an approximately 70% reduction of the estimated aggregate amount of approximately $417 million that would have otherwise been payable to the TRA beneficiaries under the TRA in respect of a change of control of Pluralsight at the implied price per share of Class A common stock offered by Vista (such implied price equating to $18.46 per share of Class A common stock if there were no reduction in the amount of aggregate accelerated change of control payments required to be made under the then-current terms of the TRA), absent the TRA amendment. In addition, if Pluralsight terminates the merger agreement to enter into an Alternative Acquisition Agreement pursuant to and in accordance with the "fiduciary out" provisions of the merger agreement (or terminates such Alternative Acquisition Agreement to enter into another Alternative Acquisition Agreement, in one or more iterations), the agreements in the TRA amendment also apply in connection with the Acquisition Transaction to be effected pursuant to such Alternative Acquisition Agreement then in effect.

Under the TRA amendment, Pluralsight also agreed to indemnify the TRA Representative for its expenses and losses if it is, or threatened to be made, a party to any litigation or other proceedings arising out of or relating to the TRA Representative's negotiation, execution and delivery of the TRA amendment and the transactions contemplated thereby.

Pursuant to the TRA amendment, the TRA Representative, in its own capacity, and the TRA beneficiaries that signed the TRA amendment, have agreed not to, until the termination of the merger agreement and subject to certain exceptions in the voting agreements, transfer or exchange their interests in the TRA.

The TRA amendment terminates upon the termination of the merger agreement (or any Alternative Acquisition Agreement) pursuant to its terms, unless Pluralsight terminates the merger agreement to enter into an Alternative Acquisition Agreement pursuant to and in accordance with the "fiduciary out" provisions of the merger agreement (or terminates such Alternative Acquisition Agreement to enter into another Alternative Acquisition Agreement, in one or more iterations), in which case the TRA amendment will continue unless or until the termination of any such Alternative Acquisition Agreement.

Closing of the Mergers

The closing of the mergers will take place no later than the second business day following the satisfaction or waiver in accordance with the merger agreement of all of the conditions to closing of the mergers (as described holder's foreign status on an applicable IRS Form W-8 (or a substitute or successor form) or (ii) otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders of common stock. Stockholders should consult their own tax advisors as to the particular tax consequences to them of exchanging their common stock for cash pursuant to the mergers under any federal, state, local or non-U.S. tax laws.

Regulatory Approvals Required for the Mergers

General

The Pluralsight Parties and the Buyer Parties have agreed to take all actions necessary to comply with all regulatory notification requirements, and, subject to certain limitations, to obtain all regulatory approvals required to consummate the mergers and the other transactions contemplated by the merger agreement. These approvals include, for example, approval under, or notifications pursuant to, the HSR Act and any other applicable antitrust laws (whether domestic or foreign).

HSR Act and U.S. Antitrust Matters

Under the HSR Act and the rules promulgated thereunder, the mergers cannot be completed until Mr. Skonnard and Vista Fund VII file a notification and report form with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "DOJ") under the HSR Act and the applicable waiting period has expired or been terminated. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30 calendar day waiting period following the parties' filing of their respective HSR Act notification forms or the early termination of that waiting period. Mr. Skonnard and Vista Fund VII made the necessary filings with the FTC and the Antitrust Division of the DOJ on December 21, 2020.

At any time before or after the consummation of the mergers, notwithstanding the termination of the waiting period under the HSR Act, the FTC or the Antitrust Division of the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the mergers, and notwithstanding the termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the mergers or seeking divestiture of substantial assets of the parties. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Other Regulatory Approvals

Completion of the mergers is also subject to the receipt of other required regulatory approvals or clearances under the competition laws of Austria and Germany, and under the foreign investment laws of Australia and New Zealand, unless a relevant exemption applies. Vista made relevant filings in Austria and Germany on December 22, 2020. Vista Fund VII further made relevant filings in Australia and New Zealand on December 24, 2020. The requisite approval and clearance under the competition laws of Germany and Austria were obtained on January 14, 2021 and January 20, 2021, respectively. The requisite clearance under the foreign investment laws of New Zealand was obtained on January 20, 2021.

One or more governmental agencies may impose a condition, restriction, qualification, requirement or limitation when it grants the necessary approvals and consents. Third parties may also seek to intervene in the regulatory process or litigate to enjoin or overturn regulatory approvals, any of which actions could significantly impede or even preclude obtaining required regulatory approvals. Given the relevant governmental authorities' ability to extend the applicable review periods, it is difficult at this stage to estimate with precision how long it will take to obtain all necessary clearances.

Although we expect that all required regulatory clearances and approvals will be obtained, we cannot assure you that these regulatory clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the mergers, including the requirement to divest assets, or require changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the mergers not being satisfied.

Litigation Related to the Mergers

On January 19, 2021, a purported Pluralsight stockholder filed a putative class action lawsuit, captioned *Pullan v. Skonnard, et al.*, C.A. No. 2021-0043-PAF, in the Delaware Court of Chancery against Pluralsight, the members of the Pluralsight Board, and certain entities affiliated with Vista (the "Complaint"). The Complaint generally alleges, among other things, that the members of the Pluralsight Board breached their fiduciary duties in approving the mergers and in connection with disclosures related to the mergers. The Complaint further alleges that the members of the Pluralsight Board violated Section 203 of the Delaware General Corporation Law, that Mr. Skonnard, as an alleged controlling stockholder of Pluralsight, breached his fiduciary duties to Pluralsight and its stockholders, and that certain entities affiliated with Vista aided and abetted those alleged breaches of fiduciary duty.

The Complaint seeks, among other things, an order enjoining the stockholder vote on, and consummation of, the mergers; awarding an unspecified amount of damages; and awarding costs, including attorneys' fees and expenses. Pluralsight and the Pluralsight Board believe that the allegations in the Complaint lack merit and will vigorously defend against them.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of Pluralsight common stock and Holdings units as of ~~December~~January ~~28~~15, ~~2020~~2021 by:

- each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of any class of our common stock or of the Holdings units;

- each of our current named executive officers;

- each of our directors; and

- all of our current named executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose.

Applicable percentage ownership is based on ~~121,635,561~~122,729,434 shares of our Class A common stock, ~~12,163,945~~12,097,175 shares of our Class B common stock, 13,400,787 shares of our Class C common stock, and ~~25,564,732~~25,497,962 Holdings units, in each case outstanding on ~~December~~January ~~28~~15, ~~2020~~2021. Shares of common stock or Holdings units subject to or underlying Pluralsight Options, Pluralsight RSUs, Pluralsight PSUs, Holdings RSUs or Holdings Incentive Units currently exercisable or exercisable within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021 which are subject to vesting conditions expected to occur within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person.

Unless otherwise indicated below, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise noted below, the address of each person listed on the table is c/o Pluralsight, Inc., 42 Future Way, Draper, UT 84020.

Beneficial Ownership Table

| | Securities Beneficially Owned | | | | | | | | |
| | Class A Common Stock† | | Class B Common Stock† | | Class C Common Stock† | | Holdings Units† | | % of Total Voting |
Name of Beneficial Owners	Shares	%	Shares	%	Shares	%	Units	%	Power
Aaron Skonnard[1]	~~1,928,962~~	~~1.6~~						~~52.8~~	~~50.8~~
	1,925,937	1.5	—	*	13,588,287	100.0	13,588,287	52.9	50.6
James Budge[2]	~~803,811~~								
	789,335	*	262,692	2.2	—	*	262,692	1.0	*
Matthew Forkner[3]	~~36,254~~								
	11,021	*	—	*	—	*	—	*	*
Ross Meyercord[4]	~~47,902~~								
	41,202	*	—	*	—	*	—	*	*
Nate Walkingshaw[5]	—	*	—	*	—	*	—	*	*
Gary Crittenden[6]	120,561	*	179,758	1.5	—	*	179,758	*	*
Scott Dorsey[7]	134,350	*	171,712	1.4	—	*	171,712	*	*
Arne Duncan[8]				~~2.7~~					
	178,419	*	333,008	2.8	—	*	333,008	1.3	*
Ryan Hinkle[9]	49,412	*	—	*	—	*	—	*	*
Leah Johnson[10]	3,620	*	—	*	—	*	—	*	*
Timothy Maudlin[11]				~~2.2~~					
	80,721	*	272,588	2.3	—	*	272,588	1.1	*
Frederick Onion[12]				~~81.9~~				~~39.0~~	
	312,400	*	9,961,071	82.3	—	*	9,961,071	39.1	3.8
Bradley Rencher[13]	105,961	*	208,170	1.7	—	*	208,170	*	*
Bonita Stewart[14]	26,240	*	—	*	—	*	—	*	*

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	Securities Beneficially Owned								
	Class A Common Stock†		Class B Common Stock†		Class C Common Stock†		Holdings Units†		% of Total Voting Power
Name of Beneficial Owners	**Shares**	**%**	**Shares**	**%**	**Shares**	**%**	**Units**	**%**	
Karenann Terrell[15]	157,166	*	103,459	*	—	*	103,459	*	*
All current executive officers and directors as a group (15 persons)[16]	~~**3,985,779**~~ **3,936,345**	~~**3.2**~~ **3.1**	**11,492,458**	~~**94.5**~~ **95.0**	**13,588,287**	**100.0**	**25,080,745**	~~**97.4**~~ **97.6**	~~**55.5**~~ **55.3**
Greater than 5% Stockholders:									
Entities affiliated with The Vanguard Group, Inc.[17]	7,468,146	6.1	—	*	—	*			2.8
Entities affiliated with FMR LLC[18]	10,318,995	~~8.5~~ 8.4	—	*	—	*			~~3.9~~ 3.8

† Each Holdings unit, together with each share of Class B common stock or Class C common stock that correspond to each Holdings unit on a one-to-one basis, is redeemable or exchangeable at any time by the holder into shares of Class A common stock on a one-for-one basis, such that each holder of Holdings units beneficially owns an equivalent number of shares of Class A common stock. The number of shares of Class A common stock presented as beneficially owned by each person or persons in this table does not include the shares of Class A common stock that are deemed to be beneficially owned by such person or persons as a result of the beneficial ownership of Holdings units and corresponding shares of Class B common stock or Class C common stock that are so redeemable or exchangeable.

Percentage total voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock, and Class C common stock, as a single class. Each holder of Class C common stock is entitled to 10 votes per share of Class C common stock and each holder of Class A common stock and Class B common stock is entitled to one vote per share of Class A common stock or Class B common stock, as applicable, on all matters submitted to our stockholders for a vote. The Class A common stock, Class B common stock, and Class C common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

* Represents beneficial ownership or voting power of less than one percent (1%) of the outstanding shares of our common stock.

(1) Consists of (i) 329,827 shares of Class A common stock and 9,732,644 Holdings units and corresponding shares of Class C common stock held by Skonnard Consulting, Inc., of which Mr. Skonnard is an owner; (ii) 440,477 Holdings units and corresponding shares of Class C common stock held by Skonnard Family GRAT 2021, of which Mr. Skonnard is a trustee; (iii) 988,408 Holdings units and corresponding shares of Class C common stock held by True Nord Trust, of which Mr. Skonnard may be deemed to have voting and dispositive power; (iv) 365,317 Holdings units and corresponding shares of Class C common stock held by Aaron & Monica Skonnard Revocable Trust, of which Mr. Skonnard is co-trustee; (v) ~~6,416~~24,852 shares of Class A common stock and 1,873,941 Holdings units and corresponding shares of Class C common stock (of which 327,576 Holdings units and corresponding shares of Class C common stock are issued pursuant to unvested incentive Holdings units and subject to a right of repurchase in favor of Pluralsight); (vi) 1,566,166 shares of Class A common stock subject to options held by Mr. Skonnard that are immediately exercisable within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021; (vii) ~~26,553~~5,092 shares of Class A common stock held by Mr. Skonnard underlying Pluralsight RSUs vesting within 60 days of ~~December~~January ~~28~~15, ~~2020~~ 2021; and (viii) 187,500 Holdings units and corresponding shares of Class C common stock held by Mr. Skonnard underlying Holdings RSUs vesting within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021.

(2) Consists of (i) ~~8,149~~44,584 shares of Class A common stock held by Mr. Budge; (ii) 737,503 shares of Class A common stock subject to options held by Mr. Budge that are immediately exercisable within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021; (iii) ~~18,263~~7,248 shares of Class A common stock held by Mr. Budge underlying Pluralsight RSUs vesting within 60 days of ~~December~~January ~~28~~15, ~~2020; (iv) 39,896 shares of Class A common stock held by Mr. Budge underlying Pluralsight PSUs (at maximum) vesting within 60 days of December 28, 2020~~2021; and (~~v~~iv) 262,692 Holdings units and corresponding shares of Class B common stock held by Mr. Budge, of which 132,846 Holdings units and corresponding shares of Class B common stock are issued pursuant to unvested incentive Holdings units and subject to a right of repurchase in favor of Pluralsight.

(3) Consists of (i) 10,008 shares of Class A common stock held by Mr. Forkner; and (ii) ~~26,246~~1,013 shares of Class A common stock held by Mr. Forkner underlying Pluralsight RSUs vesting within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021.

(4) Consists of (i) ~~27,708~~21,008 shares of Class A common stock held by Mr. Meyercord; and (ii) 20,194 shares of Class A common stock held by Mr. Meyercord underlying Pluralsight RSUs vesting within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021.

(5) Mr. Walkingshaw terminated his employment with the Company in July 2020 and did not hold of record shares of common stock or Holdings units as of ~~December~~January ~~28~~15, ~~2020~~2021.

(6) Consists of (i) 25,240 shares of Class A common stock and 144,423 Holdings units and corresponding shares of Class B common stock held by Mr. Crittenden; (ii) 14,600 shares of Class A common stock and 35,335 Holdings units and corresponding shares of Class B common stock held by Bear Mountain Ranch Asset Management, LLC, of which Mr. Crittenden is a managing member; and (iii) 80,721 shares of Class A common stock subject to options held by Mr. Crittenden that are immediately exercisable within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021.

(7) Consists of (i) 25,240 shares of Class A common stock held by Mr. Dorsey; (ii) 109,110 shares of Class A Common stock subject to options held by Mr. Dorsey that are immediately exercisable within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021; (iii) 121,712 Holdings units and corresponding shares of Class B common stock held by Mr. Dorsey; and (iv) 50,000 Holdings units and corresponding shares of Class B common stock held by AREO Ventures, LLC, of which Mr. Dorsey is a manager.

(8) Consists of (i) 25,240 shares of Class A common stock held by Mr. Duncan; (ii) 153,179 shares of Class A Common stock subject to options held by Mr. Duncan that are immediately exercisable within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021; and (iii) 333,008 Holdings units and corresponding shares of Class B common stock held by Mr. Duncan.

(9) Consists of 49,412 shares of Class A common stock held by Mr. Hinkle. Mr. Hinkle is a Managing Director of Insight Venture Management, LLC, ("Insight Venture Management"). Certain affiliates of Insight Venture Management hold 5,212,692 shares of Class A common stock in the aggregate, consisting of (i) 1,024,910 shares of Class A common stock held by Insight Venture Partners (Cayman) VII, L.P.; (ii) 147,282 shares of Class A common stock held by Insight Venture Partners (Delaware) VII, L.P.; and (iii) 312,762 shares of Class A common stock held by IVP CIF II (AIP B), L.P.; (iv) 2,328,082 shares of Class A common stock held by Insight Venture Partners VII, L.P.; (v) 53,833 shares of Class A common stock held by Insight Venture Partners VII (Co-Investors) L.P.; and (vi) 1,345,823 shares of Class A common stock held by IVP CIF II (AIP A), L.P. (collectively, the "Insight Shareholders"). The general partner of Insight Venture Partners VII, L.P., Insight Venture Partners VII (Co-Investors) L.P., Insight Venture Partners (Cayman) VII, L.P., and Insight Venture Partners (Delaware) VII, L.P. is Insight Venture Associates VII, L.P. The general partner of Insight Venture Associates VII, L.P. is Insight Venture Associates VII, Ltd., the sole stockholder of which is Insight Holdings Group, LLC ("Insight Holdings"). The general partner of IVP CIF II (AIP A), L.P. and IVP CIF II (AIP B), L.P. is Insight Venture Associates Coinvestment II, L.P. Insight Holdings is the general partner of Insight Venture Associates Coinvestment II, L.P. Each of Jeffrey L. Horing, Deven Parekh, Peter Sobiloff, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Insight Holdings and may be deemed to hold voting and dispositive power over the shares held of record by the Insight Shareholders. The foregoing is not an admission by Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Delaware) VII, L.P., Insight Venture Partners VII (Co-Investors) L.P., Insight Venture Partners VII, L.P., Insight Venture Associates VII, L.P., Insight Venture Associates VII, Ltd., IVP CIF II (AIP A), L.P., IVP CIF II (AIP B), L.P., Insight Venture Associates Coinvestment II, L.P. or Insight Holdings that it is the beneficial owner of the shares held by the Insight Shareholders. The address for the foregoing entities is 1114 Avenue of the Americas, 36th Floor, New York, NY 10036. Mr. Hinkle does not hold voting or dispositive power over the shares held of record by the Insight Shareholders.

(10) Consists of 3,620 shares of Class A common stock held by Ms. Johnson.

(11) Consists of (i) 94,255 Holdings units and corresponding shares of Class B common stock held by Mr. Maudlin; (ii) 80,721 shares of Class A Common stock subject to options held by Mr. Maudlin that are immediately exercisable within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021; (iii) 79,583 Holdings units

and corresponding shares of Class B common stock held by Janice K. Maudlin Revocable Trust, of which Mr. Maudlin's wife is a trustee; (iv) 59,582 Holdings units and corresponding shares of Class B common stock held by Timothy I. Maudlin Revocable Trust, of which Mr. Maudlin is a trustee; (v) 19,168 Holdings units and corresponding shares of Class B common stock held by Timothy I. Maudlin 2019 Trust, of which Mr. Maudlin is a trustee; and (vi) 20,000 Holdings units and corresponding shares of Class B common stock held by Timothy I. Maudlin 2020 Trust, of which Mr. Maudlin is a trustee.

(12) Consists of (i) 282,400 shares of Class A common stock and 9,919,847 Holdings units and corresponding shares of Class B common stock held by Onion Consulting, Inc., of which Mr. Onion is an owner; and (ii) 30,000 shares of Class A common stock and 41,224 Holdings units and corresponding shares of Class B common stock held by Frederick A. Onion Revocable Trust, of which Mr. Onion is a co-trustee.

(13) Consists of (i) 25,240 shares of Class A common stock and 51,923 Holdings units and corresponding shares of Class B common stock held by Mr. Rencher; (ii) 80,721 shares of Class A Common stock subject to options held by Mr. Rencher that are immediately exercisable within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021; and (iii) 156,247 Holdings units and corresponding shares of Class B common stock held by Centerpine LLC, of which Mr. Rencher is a manager.

(14) Consists of (i) 15,240 shares of Class A common stock held by Ms. Stewart; and (ii) 11,000 shares of Class A common stock held by Bonita K. Coleman Trust, of which Ms. Stewart is trustee.

(15) Consists of (i) 25,240 shares of Class A common stock held by Ms. Terrell; (ii) 131,926 shares of Class A Common stock subject to options held by Ms. Terrell that are immediately exercisable within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021; and (iii) 103,459 Holdings units and corresponding shares of Class B common stock held by Ms. Terrell.

(16) Consists of the following amounts held by all our executive officers and directors, as a group: (i) 914,580 shares of Class A common stock; (ii) 2,940,047 shares of Class A common stock underlying stock options that are immediately exercisable within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021; (iii) 91,256 shares of Class A common stock underlying Pluralsight RSUs vesting within 60 days of ~~December~~January ~~28~~15, ~~2020~~ 2021; (iv) 39,896 shares of Class A common stock underlying Pluralsight PSUs (at maximum) vesting within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021; (v) 11,492,458 Holdings units and corresponding shares of Class B common stock, of which 132,846 Holdings units and corresponding shares of Class B common stock are issued pursuant to unvested incentive Holdings units and subject to a right of repurchase in favor of the Company; (v) 13,400,787 Holdings units and corresponding shares of Class C common stock, of which 327,576 Holdings units and corresponding shares of Class C common stock are issued pursuant to unvested incentive Holdings units and subject to a right of repurchase in favor of the Company; and (vi) 187,500 Holdings units and corresponding shares of Class C common stock underlying Holdings RSUs vesting within 60 days of ~~December~~January ~~28~~15, ~~2020~~2021.

(17) Consists of 7,468,146 shares of Class A common stock held by The Vanguard Group, Inc. ("The Vanguard Group"), of which 32,001 shares of Class A common stock are beneficially owned by Vanguard Fiduciary Trust Company ("VFTC") as a result of its serving as investment management of collective trust accounts, and 16,634 shares of Class A common stock are beneficially owned by Vanguard Investments Australia, Ltd. as a result of its serving as investment manager of Australian investment offerings ("VIA"). VFTC and VIA are wholly-owned subsidiaries of The Vanguard Group, Inc. The address for The Vanguard Group is 100 Vanguard Blvd, Malvern, PA 19355. For additional information, see the Schedule 13G/A filed by The Vanguard Group, Inc. with the SEC on February 12, 2020.

(18) Consists of 10,318,995 shares of Class A common stock held by FMR LLC. Fidelity Management & Research Company is a wholly-owned subsidiary of FMR LLC and serves as investment adviser to various investment companies registered under the Investment Company Act. The address for these entities is 245 Summer Street, Boston, MA 02210. For additional information, see the Schedule 13G/A filed by FMR LLC with the SEC on February 10, 2020.